    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 10, 1995
                                                        REGISTRATION NO. 33-

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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                               ---------------
                                   FORM S-3
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933
                               ---------------
                           FARMLAND INDUSTRIES, INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
        KANSAS                     2011                  44-0209330
     (State or other         (Primary standard        (I.R.S. Employer
     jurisdiction of         industrial              Identification No.)
    incorporation or         classification code
      organization)          number)
                               ---------------
                           3315 NORTH OAK TRAFFICWAY
                       KANSAS CITY, MISSOURI 64116-0005
                                (816) 459-6000
  (Address, including zip code, and telephone number, including area code of registrant's principal executive offices)
                                JOHN F. BERARDI
             EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                           FARMLAND INDUSTRIES, INC.
                           3315 NORTH OAK TRAFFICWAY
                       KANSAS CITY, MISSOURI 64116-0005
                                (816) 459-6000
(Name, address, including zip code, and telephone number, including area code, of agent for service)
                               ---------------
                       COPIES OF ALL COMMUNICATIONS TO:
JAMES BRIDGES FARMLAND
 INDUSTRIES, INC. 3315
 NORTH OAK TRAFFICWAY
 KANSAS CITY, MISSOURI
 64116-0005 (816) 459-
         6000
   KENNETH R. BLACKMAN FRIED, FRANK, HARRIS, SHRIVER & JACOBSON ONE NEW YORK
              PLAZA NEW YORK, NEW YORK 10004-1980 (212) 859-8000
                                                       JON R. LIND MCDERMOTT,
                                                        WILL & EMERY 227 WEST
                                                       MONROE STREET CHICAGO,
                                                         ILLINOIS 60606-5096
                                                           (312) 372-2000
                               ---------------
       APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
 From time to time after the effective date of this Registration Statement, as determined by market conditions.

                               ---------------
  If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]
  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]
  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]
                               ---------------
                        CALCULATION OF REGISTRATION FEE
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
                                             Proposed       Proposed
                                Amount       Maximum        Maximum
  Title of each class of        to be     Offering Price   Aggregate         Amount of
securities to be registered   Registered     Per Unit    Offering Price Registration Fee(1)
-------------------------------------------------------------------------------------------
     Debt
      Securities.....        $200,000,000      100%       $200,000,000        $68,966

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-------
(1) Estimated solely for the purpose of calculating the registration fee pursuant to 457(o).
                               ---------------
  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.

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

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS + +SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY + +NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH +
+OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR        +
+QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.                    +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                  SUBJECT TO COMPLETION, DATED AUGUST 10, 1995

              PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED     , 1995

                                  $100,000,000
                           FARMLAND INDUSTRIES, INC.
                             % SENIOR NOTES DUE 2005

                                  -----------

  Interest on the Senior Notes is payable            and           of each
year, commencing           , 1996. The Senior Notes are not redeemable prior to
maturity and do not provide for any sinking fund. The Senior Notes will be represented by one or more Global Securities registered in the name of the nominee of The Depository Trust Company. Beneficial interests in the Global Securities will be shown on, and transfers thereof will be effected only through, records maintained by DTC and its participants. Except as described herein, Senior Notes in definitive form will not be issued. The Senior Notes will be issued only in registered form in denominations of $1,000 and integral multiples thereof. See "Description of the Senior Notes".

  The Senior Notes are general unsecured and non-subordinated obligations of the Company and rank on a parity in right of payment with all other unsecured and non-subordinated indebtedness of the Company.

  Application will be made to list the Senior Notes on the New York Stock Exchange.

  SEE "RISK FACTORS" ON PAGE S-5 FOR A DESCRIPTION OF CERTAIN RISK FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE SENIOR NOTES.

                                  -----------

THESE SECURITIES  HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE  SECURITIES AND
 EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
  ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS TO WHICH IT RELATES. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL
   OFFENSE.

                                  -----------

                                     INITIAL PUBLIC   UNDERWRITING  PROCEEDS TO
                                   OFFERING PRICE (1) DISCOUNT (2) COMPANY(1)(3)
                                   ------------------ ------------ -------------
Per Senior Note...................           %               %             %
Total.............................        $               $             $

-----
(1) Plus accrued interest, if any, from     , 1995.
(2) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.
(3) Before deducting estimated expenses of $    payable by the Company.

                                  -----------

  The Senior Notes offered hereby are being offered by Goldman, Sachs & Co., as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that the Senior Notes will be ready for delivery in book-entry form only through the
facilities of DTC in New York, New York on or about     , 1995.

                              GOLDMAN, SACHS & CO.

                                  -----------

             The date of this Prospectus Supplement is     , 1995.

  IN CONNECTION WITH THE OFFERING OF THE SENIOR NOTES, THE UNDERWRITERS MAY OVERALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE SENIOR NOTES OFFERED HEREBY AT LEVELS ABOVE THOSE WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by the more detailed information and financial statements appearing elsewhere or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus. Unless the context requires otherwise, (i) "Farmland" or the "Company" herein and therein refers to Farmland Industries, Inc. and its consolidated subsidiaries, and (ii) all references herein and therein to "year" or "years" are to fiscal years ended August 31.

                                  THE COMPANY

  Farmland is an agricultural farm supply and processing and marketing company headquartered in Kansas City, Missouri that is owned primarily by its members and operates on a cooperative basis. In 1994, Farmland's membership consisted of 1,480 cooperative associations of farmers and ranchers and 1,365 pork or beef producers or associations of such producers. Founded originally in 1929, Farmland has grown from revenues of $310,000 during its first year of operation to over $6.6 billion during 1994.

  The Company is the largest farmer-owned cooperative in the United States in terms of revenues. The Company's principal U.S. trade territory is comprised of 22 midwestern states. Those states accounted for 82% of wheat production, 88% of corn production, 81% of soybean production, 72% of cattle production, and 82% of hog production, in the United States in calendar year 1994. Farmland has endeavored to develop a significant presence in international markets. In 1994, Farmland had exports to more than 85 countries, and derived 37% of its grain revenues from export sales. In 1995, the Company sold more than 2.5 million tons of wheat to China, which management believes constituted the largest wheat sale ever by a private U.S. enterprise to a foreign country. Foreign grain sales generally are paid in U.S. Dollars.

  The Company conducts business primarily in two operating areas: inputs and outputs. On the input side of the agricultural industry, the Company operates as a farm supply cooperative. On the output side of the agricultural industry, the Company operates as a processing and marketing cooperative.

  The Company's farm supply operations consist of three principal product divisions--petroleum, crop production and feed--that produce and distribute farm supply products principally at wholesale. Substantially all of the Company's farm supply products sold in 1994 were produced in plants owned by the Company or operated by the Company under long-term lease arrangements. Approximately 65% of the Company's farm supply products sold in 1994 were to farm cooperative associations which are members (as defined below) of Farmland. These farm cooperatives distribute products primarily to farmers and ranchers in states which comprise the corn belt and the wheat belt and who utilize the products in the production of farm crops and livestock.

  On the output side, the Company's processing and marketing operations include the storage and marketing of grain, the processing of pork and beef, and the marketing of fresh pork, processed pork and fresh beef. In 1994, approximately 61% of the hogs processed and 46% of the grain marketed were supplied to the Company by its members. Substantially all of the Company's pork and beef products sold in 1994 were processed in plants owned by the Company.

  No material part of the business of any segment of the Company is dependent on a single customer or a few customers. The Company competes for market share with numerous participants (including other cooperatives) with various levels of vertical integration, product and geographical diversification, sizes and types of operations.

                                  THE OFFERING

Securities Offered........ $100,000,000 aggregate principal amount of  % Senior Notes Due
                           2005 (the "Senior Notes").
Maturity Date.............          , 2005. The Senior Notes are not redeemable prior to
                           maturity and do not provide for any sinking fund.
Interest Payment Dates....           and          , commencing          , 1996.
Ranking................... The Senior Notes are general unsecured and non-subordinated obligations of the Company and rank on parity in right of
                           payment with all other unsecured and non-subordinated
                           indebtedness of the Company. As of May 31, 1995, after giving effect to this offering, (i) the Company had outstanding
                           $520.4 million aggregate principal amount of non-subordinated indebtedness, including the Senior Notes, (ii) the Company had outstanding $296.1 million aggregate principal amount of
                           subordinated indebtedness, and (iii) certain of the Company's subsidiaries had outstanding $186.3 million aggregate
                           principal amount of indebtedness, of which $155.5 million was nonrecourse to the Company.
Certain Covenants......... The Indenture (as defined below) under which the Senior Notes are issued restricts, among other things, the ability of the
                           Company in certain circumstances (i) to incur liens on its assets, (ii) to repay or purchase Subordinated Debt (as
                           defined below), and (iii) to pay patronage refunds or
                           dividends on its common stock or to purchase or redeem any of its common stock or capital credits.
Use of Proceeds........... The net proceeds to the Company from the sale of the Senior
                           Notes offered hereby are estimated to be $   million. The
                           Company intends to use approximately $50 million to repay term debt outstanding under the Credit Agreement (as defined below)
                           and to use the balance of such net proceeds for general
                           corporate purposes. Pending such use, such balance will be used temporarily to repay short-term indebtedness.
Listing................... Application will be made to list the Senior Notes on the New
                           York Stock Exchange ("NYSE") under the symbol " ".
Book-Entry System......... The Senior Notes will be issued in the form of one or more fully registered global securities (collectively, the "Global
                           Security") registered in the name of the nominee of The
                           Depository Trust Company ("DTC"). Except as described in this
                           Prospectus Supplement, beneficial interests in the Global
                           Security will be shown on, and transfers thereof will be
                           effected only through, records maintained by DTC and its
                           participants. Except in limited circumstances described in this Prospectus Supplement, owners of beneficial interests in the Global Security will not be entitled to have Senior Notes registered in their names, will not receive or be entitled receive Senior Notes in definitive form and will not be
                           considered holders thereof under the Indenture. Senior Notes will be issued only in denominations of $1,000 and integral multiples thereof.

                                 RISK FACTORS

  Prospective investors should consider carefully, in addition to the other information contained in this Prospectus Supplement and the accompanying Prospectus, the following risk factors before purchasing the Senior Notes offered hereby.

INCOME TAX MATTERS

  On March 24, 1993, the Internal Revenue Service ("IRS") issued a statutory notice to Farmland asserting deficiencies in federal income taxes (exclusive of statutory interest thereon) in the aggregate amount of $70.8 million. The asserted deficiencies relate primarily to the Company's tax treatment of a $237.2 million gain resulting from its sale, in July 1983, of the stock of Terra Resources, Inc. ("Terra") and the IRS's contention that Farmland incorrectly treated the Terra sale gain as income against which certain patronage-sourced operating losses could be offset. The statutory notice further asserts that Farmland incorrectly characterized for tax purposes gains aggregating approximately $14.6 million, and a loss of approximately $2.3 million, from dispositions of certain other assets and that Farmland was not entitled to a claimed intercorporate dividends-received deduction with respect to a $24.8 million distribution received in 1983 from Terra.

  On June 11, 1993, Farmland filed a petition in the United States Tax Court contesting the asserted deficiencies in their entirety. The case was tried on June 13-15, 1995. Prior to trial, the IRS withdrew its challenge to Farmland's claimed intercorporate dividends-received deduction and several other minor issues were resolved. The parties will submit post-trial briefs to the court in September and November 1995.

  If the United States Tax Court decides in favor of the IRS on all unresolved issues raised in the statutory notice, Farmland would have additional federal and state income tax liabilities aggregating approximately $85.8 million plus accumulating statutory interest thereon (approximately $173.4 million, before tax benefits of the interest deduction, through June 30, 1995), or $259.2 million in the aggregate at June 30, 1995. In addition, such a decision would affect the computation of Farmland's taxable income for its 1989 tax year and, as a result, could increase Farmland's federal and state income taxes for that year by approximately $5.0 million plus applicable statutory interest thereon. Finally, the additional federal and state income taxes and accrued interest thereon, which would be owed based on an adverse decision, would become immediately due and payable unless the Company appealed the decision and posted the requisite bond to stay assessment and collection.

  The liability resulting from an adverse decision would be charged to current operations and would have a material adverse effect on the Company and may affect its ability to pay, when due, principal and interest on the Senior Notes and the Company's other indebtedness. In order to pay any such tax claim, the Company would have to consider financing arrangements, including the incurrence of indebtedness and the sale of assets. Moreover, the Company would be required to renegotiate the Credit Agreement with its bank lenders, as well as other existing financing agreements with certain other parties, not only to effect such financing arrangements, but also to cure events of default under the Credit Agreement and to maintain compliance with various requirements thereof and such other existing financing agreements, including working capital and funded indebtedness provisions, in order to avoid default thereunder. No assurance can be given that such financing arrangements or such renegotiation would be successfully concluded. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Financial Condition, Liquidity and Capital Resources".

GENERAL FACTORS AFFECTING THE BUSINESS

  The Company's revenues, margins and net income depend, to a large extent, on conditions in agriculture and may be volatile due to factors beyond the Company's control, such as weather, crop failures, federal agricultural programs, production efficiencies and U.S. imports and exports. In addition, various federal and state regulations to protect the environment encourage farmers to reduce the amount of fertilizer and other chemical applications. Global variables which affect supply, demand and price of crude oil, refined fuels, natural gas and other commodities may impact the Company's operations. Historically, changes in the costs of raw materials used in the manufacture of the Company's finished products have not necessarily resulted in corresponding changes in the prices at which such products have been sold by the Company. Management cannot determine the extent to which these factors may impact future operations of the Company. The Company's cash flow and net income may continue to be volatile as conditions affecting agriculture and markets for the Company's products change. See "Management's Discussion and Analysis of Financial Condition and Results of Operations".

LIMITED ACCESS TO EQUITY CAPITAL MARKETS

  As a cooperative, the Company cannot sell its common equity securities to traditional public or private markets. Instead, equity is raised largely from cooperative voting members, associate members and other persons with which Farmland is a party to a currently effective patronage agreement ("patrons"). Farmland's members provide equity through the reinvestment of a portion of the patronage refunds receivable from the Company. Unless the context otherwise requires, the term "member" as used in this Prospectus Supplement and the accompanying Prospectus means any voting member, any associate member or any patron. See "Business--Patronage Refunds and Distribution of Net Earnings" and "--Equity Redemption Plans" in the accompanying Prospectus.

ENVIRONMENTAL MATTERS

  The Company is subject to various stringent federal, state and local laws and regulations in the United States which regulate the Company's petroleum operations, farm supply manufacturing and distribution operations, its food processing and marketing operations and its grain marketing operations, or which may impose liability for the cleanup of environmental contamination. The Company has incurred and will continue to incur substantial capital expenditures and operating costs related to these laws and regulations. The Company cannot, however, predict the impact of new or amended laws or regulations, nor can it predict with certainty how existing laws and regulations will be enforced or interpreted. See "Management's Discussion and Analysis of Financial Condition and Results of Operation--Matters Involving the Environment" herein and "Business--Matters Involving the Environment" in the accompanying Prospectus.

  Many of the Company's current and former facilities have been in operation for many years and, over such time, the Company and other predecessor operators of such facilities have generated, used, stored, or disposed of substances or wastes that are or might be considered hazardous under applicable environmental laws. As a result of such operations, the soil and groundwater at or under certain of the Company's current and former facilities have been contaminated, but to date the Company has not been required to make material expenditures in connection with the cleanup of contamination at any such facility. However, material expenditures may be required by the Company in the future to remediate contamination from past or future releases of hazardous substances or wastes.

  The Company wholly or jointly owns or operates 54 manufacturing properties and has potential responsibility for environmental conditions at a number of former manufacturing facilities and at waste disposal facilities operated by third parties. The Company is investigating or remediating contamination at 17 sites. The Company has also been identified as a potentially responsible party (a "PRP") under the federal Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA") and has unresolved liability with respect to the past disposal of hazardous substances at six such sites. Such laws may impose joint and several liability on certain statutory classes of persons for the costs of investigation and remediation of contaminated properties, regardless of fault or the legality of the original disposal. These persons include the present and former owner or operator of a contaminated property, and companies that generated, disposed of, or arranged for the disposal of, hazardous substances found at the property. During 1993 and 1994, the Company paid approximately $.5 million and $1.4 million, respectively, for environmental investigation and remediation.

  The Company currently is aware of probable obligations for environmental matters at 18 sites. As of May 31, 1995, the Company has made an environmental accrual of $8.4 million. The Company periodically reviews and, as appropriate, revises its environmental accruals. Based on current information and regulatory requirements, the Company believes that the accruals established for environmental expenditures are adequate.

  The Company's actual final costs of resolving certain environmental matters are not quantifiable, and therefore have not been accrued, because such matters are in preliminary stages and the timing, extent and costs of various actions which governmental authorities may require are currently unknown. Management also is aware of other environmental matters for which there is a reasonable possibility that the Company will incur costs to resolve. It is possible that the costs of resolution of the matters described in this paragraph may exceed the liabilities which, in the opinion of management, are probable and which costs are reasonably estimable at May 31, 1995. In the opinion of management, it is reasonably possible for such costs to be approximately an additional $24.0 million.

ABSENCE OF PUBLIC MARKET FOR THE SENIOR NOTES

  There is currently no trading market for the Senior Notes, and no assurance can be given that any market for the Senior Notes will develop or, if any such market develops, as to the liquidity of such market. Application will be made to list the Senior Notes on the NYSE. No assurance can be given that a holder of the Senior Notes will be able to sell them in the future or that such sale will be at a price equal to or higher than the initial public offering price. Furthermore, the Senior Notes may trade at a discount from their initial public offering price depending upon prevailing interest rates and other factors.

                                  THE COMPANY

  Farmland is an agricultural farm supply and processing and marketing company headquartered in Kansas City, Missouri that is owned primarily by its members and operates on a cooperative basis. In 1994, Farmland's membership consisted of 1,480 cooperative associations of farmers and ranchers and 1,365 pork or beef producers or associations of such producers. Founded originally in 1929, Farmland has grown from revenues of $310,000 during its first year of operation to over $6.6 billion during 1994.

  The Company is the largest farmer-owned cooperative in the United States in terms of revenues. The Company's principal U.S. trade territory is comprised of 22 midwestern states. Those states accounted for 82% of wheat production, 88% of corn production, 81% of soybean production, 72% of cattle production, and 82% of hog production, in the United States in calendar year 1994. Farmland has endeavored to develop a significant presence in international markets. In 1994, Farmland had exports to more than 85 countries, and derived 37% of its grain revenues from export sales. In 1995, the Company sold more than 2.5 million tons of wheat to China, which management believes constituted the largest wheat sale ever by a private U.S. enterprise to a foreign country. Foreign grain sales generally are paid in U.S. Dollars.

  The Company conducts business primarily in two operating areas: inputs and outputs. On the input side of the agricultural industry, the Company operates as a farm supply cooperative. On the output side of the agricultural industry, the Company operates as a processing and marketing cooperative.

  The Company's farm supply operations consist of three principal product divisions--petroleum, crop production and feed. Principal products of the petroleum division are refined fuels, propane, by-products of petroleum refining and a complete line of car, truck and tractor tires, batteries and accessories. Principal products of the crop production division are nitrogen, phosphate and potash fertilizers, and, through the Company's ownership in the Wilfarm joint venture, a complete line of insecticides, herbicides and mixed chemicals. Principal products of the feed division include swine, dairy, pet, beef, poultry, mineral and specialty feeds, feed ingredients and supplements, animal health products and livestock services. The Company's three farm supply divisions produce and distribute products principally at wholesale. Substantially all of the Company's farm supply products sold in 1994 were produced in plants owned by the Company or operated by the Company under long-term lease arrangements. Approximately 65% of the Company's farm supply products sold in 1994 were to farm cooperative associations which are members of Farmland. These farm cooperatives distribute products primarily to farmers and ranchers in states which comprise the corn belt and the wheat belt and who utilize the products in the production of farm crops and livestock.

  On the output side, the Company's processing and marketing operations include the storage and marketing of grain, the processing of pork and beef, and the marketing of fresh pork, processed pork and fresh beef. In 1994, approximately 61% of the hogs processed and 46% of the grain marketed were supplied to the Company by its members. Substantially all of the Company's pork and beef products sold in 1994 were processed in plants owned by the Company.

  No material part of the business of any segment of the Company is dependent on a single customer or a few customers. Financial information about the Company's industry segments is presented in Note 12 of the Notes to Consolidated Financial Statements included in the Company's Annual Report on Form 10-K for the year ended August 31, 1994 which is incorporated by reference in the accompanying Prospectus (the "1994 Form 10-K").

  The Company competes for market share with numerous participants (including other cooperatives) with various levels of vertical integration, product and geographical diversification, sizes and types of operations. Further information regarding the Company's properties and its business is presented under "Business" in the accompanying Prospectus.

  Farmland was formally incorporated in Kansas in 1931. Its principal executive offices are at 3315 North Oak Trafficway, Kansas City, Missouri 64116 (telephone 816-459-6000).

                                USE OF PROCEEDS

  The net proceeds to the Company from the sale of the Senior Notes offered
hereby are estimated to be $    million. The Company intends to use
approximately $50.0 million to repay term debt outstanding under the Credit Agreement and to use the balance of such net proceeds for general corporate purposes. Pending such use, such balance will be used temporarily to repay short-term indebtedness.

  The term debt to be repaid with part of the net proceeds from the sale of the Senior Notes (a) was incurred under a $650.0 million credit facility provided by eight domestic and international banking institutions (the "Credit Agreement"), (b) becomes due in May 1997, and (c) currently bears interest at variable rates that, at the option of the Company, are based upon (i) the prime rate, (ii) LIBOR plus .7%, or (iii) the average rate paid by major New York banks on new issues of negotiable certificates of deposit plus .825%. As of July 31, 1995, the effective interest rate on such term debt ranged from 6.64% to 6.83% per annum.

  The closing of the sale of the Senior Notes offered hereby is conditioned upon obtaining the consent of the lenders under the Credit Agreement to the issuance of certain additional debt, including the Senior Notes.

                                CAPITALIZATION

  The following table sets forth the capitalization (including short-term debt) of the Company as of May 31, 1995, on an actual basis and as adjusted to give effect to the issuance of the Senior Notes offered hereby:

                                                           Actual   As Adjusted
                                                         ---------- -----------
                                                         (Amounts in Thousands)
SHORT-TERM DEBT (INCLUDING NONRECOURSE DEBT OF $70,688
 AND CURRENT MATURITIES OF LONG-TERM DEBT)(1)........... $  334,877 $  284,877
LONG-TERM DEBT (EXCLUDING CURRENT MATURITIES):
  Senior Notes..........................................        --     100,000
  Other non-subordinated debt...........................    128,638     78,638
  Subordinated debt.....................................    283,574    283,574
  Nonrecourse debt(1)...................................     69,335     69,335
                                                         ---------- ----------
    Total long-term debt................................ $  481,547 $  531,547
INTERIM NET INCOME(2)................................... $  129,043 $  129,043
CAPITAL SHARES AND EQUITIES(2):
  Preferred shares--Authorized 8,000,000 shares of $25
   par value; issued and outstanding, 147,913 shares.... $    3,698 $    3,698
  Common shares--Authorized 50,000,000 shares of $25 par
   value; issued and outstanding, 15,944,773 shares.....    398,619    398,619
  Associate member common shares--Authorized 2,000,000
   shares of $25 par value; issued and outstanding,
   395,740 shares.......................................      9,894      9,894
  Capital credits.......................................     40,795     40,795
  Earned surplus and other equities.....................    131,721    131,721
                                                         ---------- ----------
    Total capital shares and equities................... $  584,727 $  584,727
                                                         ---------- ----------
      Total capitalization.............................. $1,530,194 $1,530,194
                                                         ========== ==========

--------
(1) Nonrecourse debt refers to debt of subsidiaries of the Company for which only the applicable subsidiary is responsible.
(2) In accordance with the bylaws of Farmland, the member-sourced portion of consolidated earnings (before income taxes) is determined annually and distributed to members of Farmland as patronage refunds. The member-sourced portion of such earnings is determined on the basis of the quantity or value of business done by Farmland during the year with or for members entitled to receive patronage refunds. As this determination is made only after the end of the fiscal year, and because the appropriation of earned surplus is dependent on the determination of the amount of patronage refunds, and in view of the fact that the portion of the annual patronage refund to be paid in cash or Farmland equity (common stock, associate member common stock or capital credits) is determined (by the Board of Directors of Farmland (the "Board of Directors") at its discretion) after the amount of the annual patronage refund has been determined, Farmland makes no provision for patronage refunds in its interim financial statements. Therefore, the amount of interim net income has been reflected as a separate item in Farmland's May 31, 1995 condensed consolidated balance sheet and is not included in capital shares and equities at May 31, 1995.

                     SELECTED CONSOLIDATED FINANCIAL DATA

  The following selected consolidated financial data as of the end of and for each of the years in the five-year period ended August 31, 1994 are derived from the consolidated financial statements of the Company, which consolidated financial statements have been audited by KPMG Peat Marwick LLP, independent certified public accountants. The Consolidated Financial Statements as of August 31, 1994 and 1993 and for each of the years in the three-year period ended August 31, 1994 (the "Consolidated Financial Statements"), and the independent auditors' report thereon, are included in the 1994 Form 10-K and incorporated by reference herein. The following selected consolidated financial data as of and for the nine-month periods ended May 31, 1995 and May 31, 1994 are derived from unaudited condensed consolidated financial statements of the Company (the "May 31, 1995 Financial Statements") included in the Company's Quarterly Report on Form 10-Q for the quarterly period ended May 31, 1995 (the "May 1995 Form 10-Q"), which is incorporated by reference in the accompanying Prospectus. The May 31, 1995 Financial Statements include all adjustments, consisting of normal recurring accruals, which the Company considers necessary for a fair presentation of the results of operations for the periods covered thereby. The information set forth below should be read in conjunction with information appearing elsewhere or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus: "Management's Discussion and Analysis of Financial Condition and Results of Operations", the Consolidated Financial Statements and related notes, and the independent auditors' report which contains an explanatory paragraph concerning income tax adjustments proposed by the IRS relating to Terra, and the May 31, 1995 Financial Statements and related notes.

                                                                                  NINE MONTHS     NINE MONTHS
                                                                                     ENDED           ENDED
                                           YEAR ENDED AUGUST 31                     MAY 31          MAY 31
                          ------------------------------------------------------- -----------     -----------
                             1990       1991       1992       1993        1994       1994            1995
                          ---------- ---------- ---------- ----------  ---------- -----------     -----------
                                   (AMOUNTS IN THOUSANDS EXCEPT RATIOS)
SUMMARY OF
 OPERATIONS:(1)(2)(3)
Net Sales...............  $3,377,603 $3,638,072 $3,429,307 $4,722,940  $6,677,933 $4,981,747      $5,325,044
Operating Profit........     154,811    139,790    160,912     86,579     155,049    110,465         212,644
Interest Expense (net of
 interest capitalized)..      30,090     36,951     27,965     36,764      51,485    (38,310)        (39,431)
Income (Loss) Before
 Income Taxes and
 Extraordinary Item.....      58,184     50,166     70,504    (36,833)     78,766     45,563         150,482
Net Income (Loss).......      48,580     42,693     62,313    (30,400)     73,876     43,308         129,043
                          ========== ========== ========== ==========  ========== ==========      ==========
DISTRIBUTION OF NET
 EARNINGS:
Patronage Refunds:
 Equity Reinvestments...  $   24,403 $   17,837 $    1,038 $    1,155  $   44,032     Note 4          Note 4
 Cash or Cash
  Equivalent............       8,800     12,571     17,918        495      26,580     Note 4          Note 4
Earned Surplus and Other
 Equities...............      15,377     12,285     43,357    (32,050)      3,264     Note 4          Note 4
                          ---------- ---------- ---------- ----------  ---------- ----------      ----------
                          $   48,580 $   42,693 $   62,313 $  (30,400) $   73,876     Note 4          Note 4
                          ========== ========== ========== ==========  ========== ==========      ==========
RATIO OF EARNINGS TO
 FIXED CHARGES(5).......         2.2        1.9        2.5     Note 5         2.1        1.9             4.1
BALANCE SHEETS:
Working Capital.........  $  121,518 $  122,124 $  208,629 $  260,519  $  290,704 $  267,924      $  332,547
Property, Plant and
 Equipment, Net.........     469,710    490,712    446,002    504,378     501,290    499,203         575,591
Total Assets............   1,352,889  1,369,231  1,526,392  1,719,981   1,926,631  1,873,542       2,078,504
Long-Term Debt
 (excluding current
 maturities)............     273,071    291,132    322,377    485,861     517,806    459,116         481,547
Capital Shares and
 Equities...............     476,011    497,364    588,129    561,707     585,013    553,064 (4)     584,727 (4)

--------
(1) See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Financial Condition, Liquidity and Capital Resources" for a discussion of the pending income tax litigation relating to Terra, a former subsidiary of the Company.

(2) During 1991, the Company changed its method for inventory pricing of certain petroleum inventories from the first-in, first-out (FIFO) method previously used to the last-in, first-out (LIFO) method because the LIFO method better matches current costs with current revenues. Pro forma effects of retroactive application of the LIFO method are not determinable.

(3) Acquisitions and Dispositions:

  (a) In October 1993, the Company acquired approximately 53% of the common stock of National Carriers, Inc. ("NCI") and increased its ownership of NCI to 79% in August 1994. NCI is a trucking company located in Liberal, Kansas. NCI provides substantially all the trucking service needs of National Beef Packing Company, L.P. ("NBPC"), a limited partnership. The purchase price of NCI ($4.4 million) was paid in cash. See Note 2 of the Notes to Consolidated Financial Statements included in the 1994 Form 10-K.

  (b) In December 1993, the Company acquired all the common stock of seven international grain trading companies (collectively referred to as "Tradigrain"). The purchase price for Tradigrain ($31.4 million) was paid in cash. See Note 2 of the Notes to Consolidated Financial Statements included in the 1994 Form 10-K.

  (c) During 1993, Farmland acquired a 58% interest in NBPC (such interest having increased to 68% in March 1995). Effective April 15, 1993, NBPC acquired Idle Wild Foods, Inc.'s beef packing plant and feedlot located in Liberal, Kansas. See Note 2 of the Notes to Consolidated Financial Statements included in the 1994 Form 10-K.

  (d) On August 30, 1993, The Cooperative Finance Association ("CFA") purchased 10,113,000 shares of its voting common stock from Farmland as part of a recapitalization plan which established CFA as an independent finance association for its members. As a result of CFA's stock purchase and amendments to CFA's bylaws, Farmland did not have voting control of CFA at August 31, 1993 and, therefore, did not include CFA in its consolidated balance sheet at August 31, 1993. Farmland's remaining investment in CFA is being accounted for by the cost method.

  (e) Effective June 30, 1992, the Company acquired the grain marketing assets of Union Equity Co-Operative Exchange ("Union Equity"). See Note 2 of the Notes to Consolidated Financial Statements included in the 1994 Form 10-K.

  (f) The following unaudited financial information for the years ended August 31, 1992 and 1993 presents pro forma results of operations of the Company as if the disposition of CFA and the acquisition of Union Equity and NBPC had occurred at the beginning of each period presented. The pro forma financial information includes adjustments for amortization of goodwill, additional depreciation expense, and increased interest expense both on recourse and nonrecourse debt assumed in the acquisitions. The pro forma financial information does not necessarily reflect the results of operations that would have occurred had the Company been a single entity which excluded CFA and included Union Equity and NBPC for the full years 1992 and 1993. See
      Note 2 of the Notes to Consolidated Financial Statements included in the 1994 Form 10-K.

                                                        AUGUST 31 (UNAUDITED)
                                                       -----------------------
                                                          1992        1993
                                                       ----------- -----------
                                                       (AMOUNTS IN THOUSANDS)
   Net Sales.......................................... $ 5,441,303 $ 5,357,867
                                                       =========== ===========
   Income (Loss) Before Extraordinary Item............ $    47,225 $   (44,040)
                                                       =========== ===========

(4) In accordance with the bylaws of Farmland, the member-sourced portion of consolidated earnings (before income taxes) is determined annually and distributed to members of Farmland as patronage refunds. The member-sourced portion of such earnings is determined on the basis of the quantity or value of business done by Farmland during the year with or for members entitled to receive patronage refunds. As this determination is made only after the end of the fiscal year, and because the appropriation of earned surplus is dependent on the determination of the amount of patronage refunds, and in view of the fact that the portion of the annual patronage refund to be paid in cash or Farmland equity (common stock, associate member common stock or capital credits) is determined (by the Board of Directors at its discretion) after the amount of the annual patronage refund has been determined, Farmland makes no provision for patronage refunds in its interim financial statements. Therefore, the amount of interim net income has been reflected as a separate item in Farmland's May 31, 1995 condensed consolidated balance sheet and is not included in capital shares and equities at May 31, 1995.

(5) In computing the ratio of earnings to fixed charges, earnings represent pretax income (loss) for the enterprise as a whole including 100% of such income (loss) of minority-owned subsidiaries which have fixed charges, the Company's share of 50%-owned entities and any distributed earnings (but not losses or undistributed earnings) of less-than-50% owned entities plus fixed charges. Fixed charges consist of interest and finance charges on all indebtedness plus that portion of rentals considered to be the interest factor. Income was inadequate to cover fixed charges for the year ended August 31, 1993. The dollar amount of the coverage deficiency was $36.6 million.

  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                  OPERATIONS

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

  The Company has historically maintained two primary sources for debt capital: a substantially continuous public offering of its debt securities (the "continuous debt program") and bank lines of credit.

  The Company's debt securities issued under the continuous debt program generally are offered on a best-efforts basis through the Company's wholly owned broker-dealer subsidiary, Farmland Securities Company, and through American Heartland Investments, Inc. (which is not affiliated with Farmland), and also may be offered by selected unaffiliated broker-dealers. The types of securities offered in the continuous debt program include certificates payable on demand and five- and ten-year subordinated debt certificates. The total amount of such debt outstanding and the flow of funds to, or from, the Company as a result of the continuous debt program are influenced by the rate of interest which Farmland establishes for each type of debt certificate offered and by options of Farmland to call for redemption certain of its outstanding debt certificates. During the year ended August 31, 1994, and the nine months ended May 31, 1995, the outstanding balance of demand loan and subordinated debt certificates increased by $17.6 million and $8.7 million, respectively.

  Farmland has a $650.0 million Credit Agreement. The Credit Agreement provides short-term credit of up to $450.0 million to finance seasonal operations and inventory, and revolving term credit of up to $200.0 million. At May 31, 1995, short-term borrowings under the Credit Agreement were $183.0 million, revolving term borrowings were $50.0 million and $37.9 million was being utilized to support letters of credit issued on behalf of Farmland by participating banks.

  Farmland pays commitment fees under the Credit Agreement of 1/10 of 1% annually on the unused portion of the short-term commitment and 1/4 of 1% annually on the unused portion of the revolving term commitment. In addition, Farmland must maintain consolidated working capital of not less than $150.0 million, consolidated net worth of not less than $475.0 million and funded indebtedness and senior funded indebtedness of not more than 52% and 43% of Combined Total Capitalization (as defined in the Credit Agreement), respectively. All computations are based on consolidated financial data adjusted to exclude nonrecourse subsidiaries (as defined in the Credit Agreement). At May 31, 1995, Farmland was in compliance with all covenants under the Credit Agreement. The Credit Agreement expires in May 1997.

  The Company maintains other borrowing arrangements with banks and financial institutions. Under such agreements, at May 31, 1995, $47.2 million was borrowed and letters of credit issued by banks amounted to $37.9 million. Financial covenants of these arrangements generally are not more restrictive than under the Credit Agreement.

  In the opinion of management, these arrangements for debt capital are adequate for the Company's present operating and capital plans. However, alternative financing arrangements are continuously evaluated. This offering of Senior Notes is an example of such an alternative financing arrangement and will enable the Company to refinance a portion of the term debt outstanding under the Credit Agreement. Such term debt becomes due in May 1997. See "Use of Proceeds".

  NBPC, 68%-owned by Farmland, maintains borrowing agreements with a group of banks which provides financing support for its beef packing operations. Borrowings under this facility are nonrecourse to Farmland or Farmland's other affiliates. At May 31, 1995, $90.0 million was available under this facility of which $65.7 million was borrowed and $1.3 million was utilized to support letters of credit. In addition, NBPC has incurred certain long-term borrowings from Farmland. NBPC has pledged certain assets to Farmland and such group of banks to support its borrowings.

  Tradigrain, which is comprised of seven international grain trading subsidiaries of Farmland, has borrowing agreements with various international banks which provide financing and letters of credit to support current international grain trading transactions. Obligations of Tradigrain under these loan agreements are nonrecourse to Farmland or Farmland's other affiliates.

  Leveraged leasing has been utilized to finance railcars and a substantial portion of the Company's fertilizer production equipment. Under the most restrictive covenants of its leases, the Company has agreed to maintain working capital of at least $75.0 million, Consolidated Funded Debt of not greater than 65% of Consolidated Capitalization and Senior Funded Debt of not greater than 50% of Consolidated Capitalization (all as defined in the most restrictive lease).

  As a cooperative, Farmland's member-sourced net earnings (i.e., income from business done with or for members) are distributed to its voting members, associate members and patrons in the form of common equity, capital credits or cash. For this purpose, net income or loss was determined in accordance with the requirements of federal income tax law up to 1994 and is determined in accordance with generally accepted accounting principles in 1995 and after. Other income is treated as "nonmember-sourced income". Nonmember-sourced income is subject to income tax and after-tax earnings are transferred to earned surplus. Under Farmland's bylaws, the member-sourced income is distributed to members as patronage refunds unless the earned surplus account, at the end of that year, is lower than 30% of the sum of the prior year-end balance of outstanding common stock, associate member stock, capital credits, nonmember capital and patronage refunds for reinvestment. In such cases, member-sourced income is reduced by the lesser of 15% or an amount required to increase the earned surplus account to the required 30%. The amount by which the member-sourced income is so reduced is treated as nonmember-sourced income. The member-sourced income remaining is distributed to members as patronage refunds. For the years 1992, 1993 and 1994, the earned surplus account exceeded the required amount by $49.5 million, $3.8 million and $2.3 million, respectively.

  Generally, a portion of the patronage refund is distributed in cash and the balance (the "invested portion") is distributed in common stock, associate member common stock or capital credits (depending on the membership status of the recipient), or the Board of Directors may determine to distribute the invested portion in any other form or forms of equities. The invested portion of the patronage refund is determined annually by the Board of Directors, but the invested portion of the patronage refund is not deductible for federal income tax purposes when it is issued unless at least 20% of the amount of the patronage refund is paid in cash. The invested portion of the patronage refund is a source of funds from operations which is retained for use in the business and increases Farmland's equity base. Common stock and associate member common stock representing the invested portion of patronage refunds may be redeemed by cash payments from Farmland to holders thereof who participate in Farmland's base capital plan. Capital credits and other equities of Farmland and Farmland Foods, Inc., a 99% owned subsidiary ("Foods"), may be redeemed under other equity redemption plans. The base capital plan and other equity redemption plans are described under "Business--Equity Redemption Plans" in the accompanying Prospectus.

  In 1994, operations generated a net cash inflow of $106.0 million. Other major cash sources in 1994 included $34.6 million from dispositions of investments and notes receivable, $17.9 million (net) from investors in demand loan and subordinated debt certificates and $17.1 million from sales of property, plant and equipment.

  The primary uses of cash in 1994 included $69.8 million for capital additions or improvements, $36.6 million (net) for repayment of bank loans and other notes payable, $35.8 million for acquisition of businesses (Tradigrain and NCI) and $22.1 million for investments and notes receivable.

  Major uses of cash during the nine months ended May 31, 1995 include net payments of $90.1 million to decrease the balance of bank loans and other notes outstanding, $26.3 million for patronage refunds and dividends distributed from earnings of the 1994 fiscal year, $86.5 million for capital expenditures, $12.3 million for the redemption of equities under the Farmland base capital plan and special redemption plan and $19.0 million for acquisition of investments and notes receivable. Major sources of cash in the same period included $87.0 million from operations, $56.3 million from an increase in the balance of checks and drafts outstanding and $37.6 million from the disposition of investments and notes receivable.

  In July 1983, Farmland sold the stock of Terra, a wholly owned subsidiary engaged in oil and gas exploration and production operations, and exited its oil and gas exploration and production activities. The gain from the sale of Terra amounted to $237.2 million for tax reporting purposes.

  On March 24, 1993, the IRS issued a statutory notice to Farmland asserting deficiencies in federal income taxes (exclusive of statutory interest thereon) in the aggregate amount of $70.8 million. The asserted deficiencies relate primarily to the Company's tax treatment of the $237.2 million gain resulting from its sale of the stock of Terra and the IRS's contention that Farmland incorrectly treated the Terra sale gain as income against which certain patronage-sourced operating losses could be offset. The statutory notice further asserts that Farmland incorrectly characterized for tax purposes gains aggregating approximately $14.6 million, and a loss of approximately $2.3 million, from dispositions of certain other assets and that Farmland was not entitled to a claimed intercorporate dividends-received deduction with respect to a $24.8 million distribution received in 1983 from Terra.

  On June 11, 1993, Farmland filed a petition in the United States Tax Court contesting the asserted deficiencies in their entirety. The case was tried on June 13-15, 1995. Prior to trial, the IRS withdrew its challenge to Farmland's claimed intercorporate dividends-received deduction and several other minor issues were resolved. The parties will submit post-trial briefs to the court in September and November 1995.

  If the United States Tax Court decides in favor of the IRS on all unresolved issues raised in the statutory notice, Farmland would have additional federal and state income tax liabilities aggregating approximately $85.8 million plus accumulating statutory interest thereon (approximately $173.4 million, before tax benefits of the interest deduction, through June 30, 1995), or $259.2 million in the aggregate at June 30, 1995. In addition, such a decision would affect the computation of Farmland's taxable income for its 1989 tax year and, as a result, could increase Farmland's federal and state income taxes for that year by approximately $5.0 million plus applicable statutory interest thereon. Finally, the additional federal and state income taxes and accrued interest thereon, which would be owed based on an adverse decision, would become immediately due and payable unless the Company appealed the decision and posted the requisite bond to stay assessment and collection.

  The liability resulting from an adverse decision would be charged to current operations and would have a material adverse effect on the Company and may affect its ability to pay, when due, principal and interest on the Senior Notes and the Company's other indebtedness. In order to pay any such tax claim, the Company would have to consider financing arrangements, including the incurrence of indebtedness and the sale of assets. Moreover, the Company would be required to renegotiate the Credit Agreement with its bank lenders, as well as other existing financing agreements with certain other parties, not only to effect such financing arrangements, but also to cure events of default under the Credit Agreement and to maintain compliance with various requirements thereof and such other existing financing agreements, including working capital and funded indebtedness provisions, in order to avoid default thereunder. No assurance can be given that such financing arrangements or such renegotiation would be successfully concluded.

  No provision has been made in the consolidated financial statements for federal or state income taxes (or interest thereon) in respect of the IRS claims described above. Farmland believes that it has meritorious positions with respect to all of these claims.

  In the opinion of management, it is more likely than not that the United States Tax Court will conclude that Farmland's treatment of the Terra sale gain was substantially, if not entirely, correct. However, none of the issues involved in this dispute is free from doubt, and there can be no assurance that the United States Tax Court will rule in favor of Farmland on any of these issues.

RESULTS OF OPERATIONS FOR YEARS ENDED AUGUST 31, 1992, 1993 AND 1994

  The Company's revenues, margins and net income depend, to a large extent, on conditions in agriculture and may be volatile due to factors beyond the Company's control, such as weather, crop failures, federal agricultural programs, production efficiencies and U.S. imports and exports. In addition, various federal and state regulations to protect the environment encourage farmers to reduce the amount of fertilizer and other chemical applications. Global variables which affect supply, demand and price of crude oil, refined fuels, natural gas and other commodities may impact the Company's operations. Historically, changes in the costs of raw materials used in the manufacture of the Company's finished products have not necessarily resulted in corresponding changes in the prices at which such products have been sold by the Company. Management cannot determine the extent to which these factors may impact future operations of the Company. The Company's cash flow and net income may continue to be volatile as conditions affecting agriculture and markets for the Company's products change.

  The increase (decrease) in sales and operating profit by business segment in each of the years in the three-year period ended 1994, compared with the respective prior year, is presented in the table below.

  Management's discussion of business segment sales, operating profit or loss and other factors affecting the Company's income before income taxes and extraordinary item during 1992, 1993 and 1994 follows the table.

                                                                 CHANGE IN
                                                        INCOME BEFORE INCOME TAXES
                               CHANGE IN SALES-           AND EXTRAORDINARY ITEM-
                              INCREASE (DECREASE)           INCREASE (DECREASE)
                         ----------------------------- -----------------------------
                           1992      1993      1994      1992      1993      1994
                         COMPARED  COMPARED  COMPARED  COMPARED  COMPARED  COMPARED
                         WITH 1991 WITH 1992 WITH 1993 WITH 1991 WITH 1992 WITH 1993
                         --------- --------- --------- --------- --------- ---------
                             (AMOUNTS IN MILLIONS)         (AMOUNTS IN MILLIONS)
BUSINESS SEGMENT
 --SALES/OPERATING
 PROFIT OR LOSS:
  Petroleum.............   $(210)   $  (92)   $  (32)    $ 17      $ (13)    $ 32
  Crop Production.......    (138)      (13)      278      (13)       (60)      74
  Feed..................     (21)       34        49       (3)        (1)      (4)
  Food Processing and
   Marketing............      21       563       943       14         (8)       4
  Grain Marketing.......     155       798       674       (1)         1      (34)
  Other.................     (16)        4        43      (10)         7       (4)
                           -----    ------    ------     ----      -----     ----
                           $(209)   $1,294    $1,955     $  4      $ (74)    $ 68
                           =====    ======    ======
CORPORATE EXPENSES AND OTHER:
General corporate expenses (increase) decrease........     13          9       (9)
Other income and deductions (net) increase (decrease).     (5)         7       14
Interest expense (increase) decrease..................      9         (9)     (14)
Equity in income (loss) of investees..................     (1)       (10)      23
Minority owners' interest in loss (income) of
 subsidiaries.........................................    -0-         (1)       5
Provision for (loss) on disposition of assets.........    -0-        (29)      29
                                                         ----      -----     ----
Income before income taxes and extraordinary item.....   $ 20      $(107)    $116
                                                         ====      =====     ====

  In computing the operating profit or loss of a business segment, none of the following have been added or deducted: corporate, general and administrative expenses which cannot practicably be identified or allocated to a business segment, interest expense, equity in income (loss) of investees, and miscellaneous income or deductions.

PETROLEUM

 SALES

  Sales of petroleum products reflect a decrease of $31.9 million in 1994 compared with 1993 primarily due to lower prices of refined fuels and propane. The effect of lower prices was to reduce reported sales by approximately $62.4 million. Part of this decrease was offset by the effect of a 6% increase in refined fuels and propane unit sales.

  Sales of the petroleum segment decreased $92.2 million in 1993 compared with 1992, primarily a result of a 12% decrease in unit sales of refined fuels (gasoline, diesel and distillates) and a 2% decline of the average selling price thereof. Unit sales decreased principally because the Company sold its investment in National Cooperative Refinery Association ("NCRA") in June 1992. The refined fuels unit sales decrease in 1993 reduced sales by approximately $92.2 million compared with 1992 and lower prices of refined fuels reduced sales by $17.7 million. Sales of other products (principally asphalt and coke) decreased $12.4 million. Propane sales increased approximately $30.1 million in 1993 due to a 27% increase in unit sales and 18% higher prices.

  In 1992, sales of petroleum products declined $209.7 million compared with 1991. This decrease resulted primarily because unit sales of refined products (gasoline, distillate and diesel) and the average price of these products was lower in 1992 than 1991 by 4% and 16%, respectively. The unit sales and price declines reduced sales of these products by approximately $37.3 million and $154.2 million, respectively. In addition, propane prices in 1992 averaged approximately 82% of the prior year's level, which reduced sales by approximately $13.5 million.

 OPERATING PROFIT

  Results from petroleum operations increased $31.7 million in 1994 compared with 1993 primarily because unit margins on diesel fuels with low levels of sulfur (required by the Environmental Protection Agency for diesel fuel sold after September 30, 1993) were higher than the prior year. These margins were significantly higher immediately after the crossover to the low sulfur level diesel fuels. In addition, margins on other refined fuels improved in 1994 compared with 1993 because the cost per barrel of crude oil decreased and because production at the Coffeyville, Kansas refinery was substantially higher than in the prior year. Unit margins on diesel fuels with low sulfur levels have decreased to, and are expected to remain, near normal levels.

  Operating profit of the petroleum segment decreased $12.8 million in 1993 compared with 1992. The favorable effects of improved margins in propane and lower marketing and administrative expenses were more than offset by the unfavorable effects of lower income from distributing fuels produced by NCRA and the write-down to market value of certain petroleum inventories.

  Operating profit of the petroleum segment was $8.2 million in 1992 compared with a loss of $9.3 million in 1991. Most of this improvement resulted from elimination in 1992 of losses experienced in 1991 on petroleum futures contracts. The Company changed its hedging practice in March 1991.

CROP PRODUCTION

 SALES

  Crop production sales in 1994 increased $278.5 million compared with 1993 due to higher plant nutrient prices and unit sales. The average price per ton of nutrient increased approximately 13.3% and unit sales increased approximately 1.1 million tons or 18%.

  Sales of the crop production segment decreased $13.0 million in 1993 compared with 1992. Nitrogen fertilizer sales increased $54.1 million due to 8% higher unit sales and because the average selling price increased 3%. Phosphate fertilizer sales decreased $65.7 million. This decrease is primarily a result of the sale of the Green Bay, Florida phosphate plant to a 50%-owned joint venture. Subsequent to this sale (on November 15, 1991) export sales from the Green Bay plant have not been reported in the Company's operations. In 1992, the Company's sales included export sales from the Green Bay plant of $60.9 million.

  The crop production segment's sales declined $137.7 million in 1992 compared with 1991. Substantially all of this decrease resulted from lower unit sales and prices for phosphate fertilizers. The Company reported 30% lower phosphate unit sales in 1992 which reduced sales approximately $117.3 million. This decrease resulted principally from the sale on November 15, 1991 of the Green Bay, Florida phosphate plant to a 50%-owned joint venture. In addition, sales of phosphate fertilizers decreased approximately $18.2 million, because the average price was 7% lower. Sales of turf and garden products were approximately $2.9 million lower.

 OPERATING PROFIT

  Operating profits of the crop production business in 1994 increased $74.4 million compared with 1993. This increase resulted from higher unit sales and unit margins. Unit margins in 1994 were approximately twice the level of 1993 which increased operating profit in this segment approximately $66.8 million. Unit sales increased over one million tons (18%) which increased operating profit approximately $10.8 million. In addition, included in the statement of operations in the caption, "Equity in income (loss) of investees", is $15.3 million in 1994 representing the Company's share of net income from fertilizer joint ventures. This is an increase of $23.4 million compared with 1993. Demand for plant nutrients in 1994 was stronger than in 1993 due to an increase in the number of acres under cultivation, principally corn acreage (corn acreage harvested was relatively low in 1993 due to wet weather and the resulting floods in the Company's trade territory). In addition, demand for plant nutrients was stimulated by favorable weather conditions during the fall and spring application seasons. The increased demand for plant nutrients translated into higher unit sales and margins and contributed significantly to the Company's increased net income in 1994.

  Operating profit of the crop production segment decreased $60.3 million in 1993 compared with 1992, primarily because of a 29% higher natural gas cost (the principal raw material consumed in producing nitrogen fertilizer) which was not recovered through selling prices. Fertilizer margins decreased approximately $43.2 million because of higher natural gas cost. In addition, phosphate fertilizer margins decreased approximately $7.1 million because decreased phosphate fertilizer selling prices more than offset decreased cost. In addition, the Company's share of the net loss of fertilizer ventures (included in the Company's statement of operations in the caption "Equity in income (loss) of investees"), was $8.2 million in 1993 compared with a loss of $1.3 million in 1992.

  The crop production segment's operating profit of $111.9 million decreased $13.4 million in 1992 compared with 1991. The decrease resulted primarily from lower phosphate fertilizer selling prices and from realignment of the Company's phosphate fertilizer production operations into two 50%-owned ventures.

FEED

 SALES

  Sales of feed products increased $48.7 million in 1994 compared with 1993. Unit sales of formula feed and feed ingredients each increased approximately 10% which generated a $43.5 million increase in sales. The balance of the sales increase resulted primarily from higher feed ingredient prices.

  Sales of the feed segment increased $33.9 million in 1993 compared with 1992, primarily because of higher unit sales. Formula feed unit sales increased approximately 9% which increased sales $20.3 million. Feed ingredients unit sales increased approximately 12% which increased sales by $18 million. In addition, sales of animal health products increased $2.0 million. Lower formula feed selling prices partly offset the effect of higher unit sales.

  The feed segment's sales for 1992 decreased $20.9 million compared with 1991, principally because feed ingredients unit sales decreased 22%. Unit sales of feed ingredients decreased because sales efforts were directed from products with near break-even margins to products with higher margins. Feed ingredient sales decreased approximately $41.7 million because of the unit sales decline. Feed ingredient prices increased an average of 8% which increased sales by approximately $11.2 million and formula feed sales increased $6.8 million, principally due to higher unit sales.

 OPERATING PROFIT

  Operating profit of the feed business segment decreased $3.7 million in 1994 compared with 1993. Gross margins decreased approximately $.5 million reflecting lower margins on feed ingredients and pet food of $.8 million and $.4 million, respectively, partly offset by $.7 million higher margins on animal health products. In addition, sales marketing and feed administration expenses increased $3.2 million primarily due to higher commissions and other variable compensation plans.

  Operating profit of the feed segment of $20.7 million in 1993 decreased slightly compared with 1992. The decrease was due to the impact of lower selling prices.

  Operating profit of the feed segment for 1992 of $21.3 million decreased $3.2 million compared with 1991. The decrease resulted from $1.3 million lower patronage refunds received on purchases from other cooperatives and from $2.5 million higher expenses partly offset by $.4 million higher gross margins.

PROCESSING AND MARKETING

 SALES

  Sales of the processing and marketing business increased $943 million in 1994 compared with 1993. Sales of beef increased $735.5 million principally because NBPC has been included in the Company's 1994 results for the full year. NBPC was acquired in April 1993. Pork sales increased $207.5 million, due mostly to including operations of the Monmouth, Illinois plant in the Company's results for a full year in 1994. This plant was acquired in February 1993. In addition, sales of specialty meats of the Company's Carando division increased $13.0 million.

  Processing and marketing sales increased $562.5 million in 1993 compared with 1992, primarily due to business acquisitions. In April 1993, the Company and partners organized NBPC. Farmland acquired a 58% ownership interest in NBPC (such interest having increased to 68% in March 1995) which acquired a beef packing plant and feedlot located in Liberal, Kansas. As a result of this acquisition, the Company's sales included beef sales of $442.1 million in 1993. In February 1993, Foods, a 99%-owned subsidiary, purchased a pork processing plant located at Monmouth, Illinois. As a result of this acquisition, sales of pork products increased approximately $90.0 million. Sales of fabricated pork products at the Company's other plants increased $17.0 million and sales of specialty meats of the Carando division increased $8.3 million.

  Sales of the processing and marketing segment in 1992 increased $21.1 million compared with 1991. Sales of specialty meats increased $51.1 million primarily because these products were not included in sales for 1991 prior to April 1, when the Company acquired three specialty meats plants. Fresh and processed pork sales were lower than in 1991 because the effect of lower wholesale prices was greater than the effect of higher unit sales.

 OPERATING PROFIT

  Operating profit in the processing and marketing segment of $20.6 million in 1994 reflects an increase of $4.1 million compared with 1993. The increase includes $13.0 million higher operating profit of the pork business partly offset by an $8.9 million decrease of operating profit of the beef business. Operating profit from pork processing and marketing operations increased primarily due to higher volume and higher margins on fresh pork, branded pork, hams and specialty meats of the Carando division. Operating profit of the beef business decreased owing to weak consumer demands for beef and industry price competition.

  Operating profit of the processing and marketing segment decreased $8.7 million in 1993 compared with 1992. The decrease is primarily due to a 4.6% increase in live hog costs. Margins on fabricated products and hams increased $3.6 million and $4.4 million, respectively, and margins on beef products (not included in the Company's operations in 1992) were $4.2 million. These increases resulted from acquisitions which increased sales as discussed above. However, these increases were more than offset by the effects of the 4.6% increase in live hog costs which could not be fully recovered through increased wholesale prices of fresh and processed pork products and by higher selling and administrative expenses.

  Operating profit of the processing and marketing segment for 1992 increased $13.8 million compared with 1991. The improvement includes higher gross margins of approximately $26.8 million, partially offset by approximately $13.4 million higher selling, general and administrative expenses. The gross margin increase includes $9.9 million higher margins on specialty meats attributable to ownership of specialty meats plants during all of 1992, compared with only five months of 1991. Additional improvements of gross margins resulted from a more favorable spread between the costs of live hogs and wholesale pork prices, from higher unit sales, and from a shift of sales to value-added products with higher unit margins. Selling, general and administrative expenses of this segment increased, primarily due to expenses incurred in connection with the specialty meats plants which were operated by the Company for only five months in the prior year.

GRAIN MARKETING

 SALES AND OPERATING PROFIT

  Grain sales increased $673.6 million in 1994 compared with 1993 primarily due to the acquisition of Wells-Bowman Trading Company and from operating elevators in Utah and Idaho which were leased to the Company in 1994.

  The grain marketing business had an operating loss of $33.5 million in 1994 compared with near break-even operations in 1993. The operating loss in 1994 includes an operating loss of $14.4 million in the international operations of Tradigrain and an operating loss of $19.1 million in the Company's grain division. The loss in 1994 resulted primarily from negative unit margins on international grain transactions and higher domestic operating expenses.

  Grain operations which were acquired in July 1992 reported sales for the full year in 1993 of $953.5 million. Sales for the two months ended August 31, 1992 were $155.2 million.

  In 1993, operating profit of the grain business was $.1 million compared with a loss of $.7 million for the two months ended August 31, 1992. In 1993, grain marketing operations were relocated to Kansas City from Enid, Oklahoma, an export elevator at Houston, Texas was sold and certain duplicative administrative costs were eliminated. As a result, cost reductions were realized in 1993.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

  Selling, general and administrative expenses ("SG&A") increased $81.5 million in 1994 compared with 1993. However, as a percent of sales, these expenses were slightly lower in 1994 than in 1993. Approximately $17.6 million of the increase resulted from acquisition of Tradigrain and NCI and from including NBPC in the Company's financial statements for the full year in 1994. Approximately $29.0 million of the increase was in pork marketing and processing and resulted primarily from including the Monmouth, Illinois pork plant in the Company's operations for a full year, and from higher sales of pork. Farm supply businesses and the grain marketing business had higher SG&A of $13.1 million and $3.4 million, respectively. The balance of the SG&A increase was primarily due to variable compensation plans.

  These expenses decreased $12.3 million in 1993 compared with 1992 primarily due to SG&A directly connected to business segments. Corporate, general and administrative expenses, not identified to business segments (see Note 12 of the Notes to Consolidated Financial Statements included in the 1994 Form 10-
K), decreased $9.3 million in 1993 compared with 1992.

  In 1992, corporate general and administrative expenses not identified to business segments decreased $5.2 million compared with 1991. This decrease was mostly due to lower retirement plan costs, reduced corporate advertising and reduced coverage and cost of liability insurance.

OTHER INCOME (DEDUCTIONS)

 INTEREST EXPENSE

  Interest expense reflects an increase of $14.7 million in 1994 compared with 1993. The increase is primarily attributable to including the interest costs of NBPC's beef operations in the Company's financial statements for a full year in 1994, the acquisition of NCI and Tradigrain in May 1994 and by higher interest rates.

  Interest expense increased $8.8 million in 1993 compared with 1992 due to an increase of the average level of borrowings, partly offset by lower interest rates. Interest expense decreased $8.9 million in 1992 compared with 1991. The decrease results from lower borrowings and lower interest rates.

 PROVISION FOR LOSS ON DISPOSITION OF ASSETS

  At August 31, 1993, management was negotiating to sell the Company's refinery at Coffeyville, Kansas. Based on the progress of negotiation and the transactions contemplated, operations for 1993 included a $20.0 million provision for loss on the sale of the refinery. Accordingly, the net carrying value of property, plant and equipment was reduced by $20.0 million at August 31, 1993. The transactions contemplated were subject to certain conditions, including negotiation of final agreements. During 1994, management determined that final sale terms anticipated by the potential purchaser were not in the Company's best interest. Accordingly, negotiations were terminated, and the sale was not consummated.

  In 1993, the Company entered discussions with a potential purchaser of a dragline. Based on these discussions, the Company estimated a loss of $6.2 million from the sale. Accordingly, at August 31, 1993, the carrying value of the dragline was written down by $6.2 million, and a provision for this loss was included in the Company's consolidated statement of operations for the year then ended. In 1994, this sale was consummated on terms substantially as expected.

  At August 31, 1993, the carrying value of a pork processing plant at Iowa Falls, Iowa was written down by $3.3 million to an estimated disposal value.

 OTHER, NET

  In June 1993, the Company filed a lawsuit against 43 insurance carriers and other parties (the "Defendants") seeking declaratory judgments regarding Defendants' insurance coverage obligations for environmental remediation costs. In fiscal year 1994, the Company negotiated settlements with 20 insurance companies and, as part of the settlements, the Company provided Defendants with releases of various possible environmental obligations. As a result of these settlements, the Company received cash payments of $13.6 million in 1994 and has included such amount in the caption "Other income and deductions (net)" in the consolidated statement of operations for the year then ended.

RESULTS OF OPERATIONS FOR NINE MONTHS ENDED MAY 31, 1995 AND NINE MONTHS ENDED MAY 31, 1994

 SALES

  Sales for the nine months ended May 31, 1995 increased 6.9% compared with the corresponding period of the prior year. The increase includes $373.4 million higher sales of agricultural output products (grain and food), offset by $23.0 million lower sales of farm production input products (crop production products, petroleum and feed) and $7.1 million lower sales of other products and services.

  Sales of agricultural output products increased due to higher grain prices and volume, higher beef volume and as a result of an acquisition on March 31, 1995 by NBPC (68%-owned by Farmland) of the assets of Hyplains Beef, LLC.

  Sales of agricultural input products decreased due to lower sales in the feed and crop production business segments, partly offset by increased sales in the petroleum business segment.

  Sales of the feed business segment decreased because volume and prices of formula feed and feed ingredients decreased. Sales of the crop production business segment reflect a net decrease due to placing the Company's crop protection operations in a 50%-owned joint venture on January 1, 1995. Subsequent to the formation of this joint venture, sales of these products have not been included in the Company's financial statements. The effect of decreased sales of crop protection products was mostly offset by an $85.6 million increase in sales of crop nutrients. This increase resulted from higher prices, partly offset by a slight decrease in volume which reflected the wet spring season and delayed planting activities. Sales of petroleum products increased primarily because of higher gasoline volume and prices. This effect was partly offset by lower distillate and propane unit sales and by lower prices of all other refined products and propane.

 NET INCOME

  Net income for the nine months ended May 31, 1995 increased $85.7 million compared with the corresponding period of the prior year. The increase included increases in operating profits in crop production, food processing and marketing and grain marketing of $70.6 million, $45.0 million and $31.5 million, respectively. In addition, the net results of joint ventures engaged in crop production and beef operations increased $11.5 million and $4.2 million, respectively. The effect of these increases on net income was reduced by an operating loss in the petroleum business segment of $9.7 million in the nine months ended May 31, 1995 compared with an operating profit of $24.4 million in the corresponding period of the prior year and a $5.9 million decrease in operating profit in the feed business. In addition, general corporate expenses increased $9.2 million, income taxes increased $19.2 million and the deduction for minority owners interest increased $7.7 million which was principally a result of increased income of the beef business.

  Operating profit of the Company's crop production business increased primarily as a result of increased prices, partly offset by a slight decrease in unit sales. In addition, net income from joint ventures engaged in fertilizer operations increased because of higher volume and prices. Operating profit of the food processing and marketing business increased because live hog and cattle costs decreased without a corresponding decline in wholesale prices. In addition, the number of hogs and cattle processed increased. Operating results in the grain marketing business increased due to higher volume and more favorable unit margins on all types of grains handled. The petroleum business segment had an operating loss for the nine months ended May 31, 1995, as the revenues received from selling refined products were below the costs of purchasing and refining crude oil.

  SG&A increased $20.2 in the nine months ended May 31, 1995 compared with the corresponding period of the prior year. Approximately $11.0 million of the increase was directly connected to business segments (primarily the grain and pork businesses) and has been included in the determination of the operating profit of business segments. General corporate expenses, not identified to business segments, increased reflecting higher cost of variable compensation plans and employee pension expenses.

  The estimated effective tax rate for the nine months ended May 31, 1995 was based on historical effective rates. The actual effective tax rate may be subject to subsequent revision. The effective tax rate for fiscal year 1994 has been used to provide income taxes for the nine months ended May 31, 1994.

CAPITAL EXPENDITURES

  The Company plans capital expenditures of approximately $289.9 million during 1995 and 1996, of which $86.5 million have been made through May 31, 1995. The Company intends to fund its capital program with cash from operations or from debt financing. See "Business--Capital Expenditures" in the accompanying Prospectus.

MATTERS INVOLVING THE ENVIRONMENT

  The Company is subject to various stringent federal, state and local environmental laws and regulations, including those governing the use, storage, discharge and disposal of hazardous materials as the Company uses hazardous substances and generates hazardous wastes in the ordinary course of its manufacturing process. The Company recognizes liabilities related to remediation of contaminated properties when the related costs are probable and can be reasonably estimated. Estimates of these costs are based upon currently available facts, existing technology, undiscounted site specific costs and currently enacted laws and regulations. In reporting environmental liabilities, no offset is made for potential recoveries. Such liabilities include estimates of the Company's share of costs attributable to PRPs which are insolvent or otherwise unable to pay. All liabilities are monitored and adjusted regularly as new facts or changes in law or technology occur.

  The Company wholly or jointly owns or operates 54 manufacturing properties and has potential responsibility for environmental conditions at a number of former manufacturing facilities and at waste disposal facilities operated by third parties. The Company is investigating or remediating contamination at 17 sites. The Company has also been identified as a PRP under CERCLA and has unresolved liability with respect to the past disposal of hazardous substances at six such sites. Such laws may impose joint and several liability on certain statutory classes of persons for the costs of investigation and remediation of contaminated properties, regardless of fault or the legality of the original disposal. These persons include the present and former owner or operator of a contaminated property, and companies that generated, disposed, or arranged for the disposal, of hazardous substance found at the property. During 1993 and 1994, the Company paid approximately $.5 million and $1.4 million, respectively, for environmental investigation and remediation.

  The Company is currently aware of probable obligations for environmental matters at 18 sites. As of May 31, 1995, the Company has made an environmental accrual of $8.4 million. The Company periodically reviews and, as appropriate, revises its environmental accruals. Based on current information and regulatory requirements, the Company believes that the accruals established for environmental expenditures are adequate.

  The Company's actual final costs of addressing certain environmental matters are not quantifiable, and therefore have not been accrued, because such matters are in preliminary stages and the timing, extent and costs of various actions which governmental authorities may require are currently unknown. Management also is aware of other environmental matters for which there is a reasonable possibility that the Company will incur costs to resolve. It is possible that the costs of resolution of the matters described in this paragraph may exceed the liabilities which, in the opinion of management, are probable and which costs are reasonably estimable at May 31, 1995. In the opinion of management, it is reasonably possible for such costs to be approximately an additional $24.0 million.

  Under the Resource Conservation Recovery Act of 1976 ("RCRA"), the Company has four closure and five post-closure plans in place for six locations. Closure and post-closure plans also are in place for three landfills and two injection wells as required by state regulations. Operations are being conducted at these locations, and the Company does not plan to terminate such operations in the foreseeable future. Therefore, the Company has not accrued these environmental exit costs. The Company accrues these liabilities when plans for termination of plant operations have been made. Such closure and post-closure costs are estimated to be $5.8 million at May 31, 1995 (and is in addition to the $24.0 million described in the preceding paragraph).

  The Company is currently involved in three administrative proceedings brought by Region VII of the Environmental Protection Agency ("EPA") with respect to alleged violations under the Clean Air Act, the Emergency Planning and Community Right-to-Know Act and RCRA at the Coffeyville refinery. The Company is currently negotiating with the EPA concerning these matters and believes that such negotiations may result in compromise settlements, including the possible implementation of a Supplemental Environmental Project in connection with the Clean Air Act proceeding. Absent such settlements, the Company may contest the EPA's allegations. Accordingly, no provision has been made in the Company's financial statements for these proposed penalties. See "Business--Matters Involving the Environment" in the accompanying Prospectus.

  Protection of the environment requires the Company to incur expenditures for equipment or processes, which expenditures may impact the Company's future net income. However, the Company does not anticipate that its competitive position will be adversely affected by such expenditures or by laws and regulations enacted to protect the environment. Environmental expenditures are capitalized when such expenditures provide future economic benefits. In 1994, the Company had capital expenditures of approximately $2.6 million to prevent future discharges into the environment. Such capital expenditures (through May 31, 1995) were approximately $2.0 million. The majority of such expenditures was for improvements at the Coffeyville refinery. Management believes the Company currently is in substantial compliance with existing environmental rules and regulations.

RECENT ACCOUNTING PRONOUNCEMENTS

  In the first quarter of 1995, the Company adopted the provisions of Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("Statement 115"), which was issued by the Financial Accounting Standards Board ("FASB") in May 1993. Statement 115 expands the use of fair value accounting and the reporting for investments in equity securities that have readily determinable fair values and for all investments in debt securities. The effect of the Company's implementation of Statement 115 at September 1, 1994 was insignificant.

  In the first quarter of 1995, the Company adopted the provisions of Statement of Financial Accounting Standards No. 112, "Employer's Accounting for Postemployment Benefits" ("Statement 112"), which was issued by FASB in November 1992. Statement 112 establishes standards of accounting and reporting for the estimated cost of benefits provided to former or inactive employees. The effect of the Company's implementation of Statement 112 at September 1, 1994 was insignificant.

                        DESCRIPTION OF THE SENIOR NOTES

  The following description of the particular terms of the Senior Notes offered hereby supplements, and to the extent inconsistent therewith replaces, the description of the general terms and provisions of the Debt Securities (as defined in the accompanying Prospectus), to which description reference is hereby made.

  The Company's     % Senior Notes Due 2005 offered hereby constitute a single
series of Debt Securities to be issued under an Indenture dated as of       ,
1995, as amended, supplemented or modified from time to time (the "Indenture") between the Company and The Chase Manhattan Bank (National Association), as trustee (the "Trustee"), and will be limited to $100,000,000 aggregate principal amount. The Trustee initially will be the Registrar and Paying Agent. The Indenture is described more fully under "Description of Debt Securities" in the accompanying Prospectus. The statements herein concerning the Senior Notes and the Indenture do not purport to be complete and are qualified in their entirety by reference to the provisions of the Indenture, including the definitions of certain terms used herein without definition.

  The Senior Notes will mature on        , 2005. The Senior Notes are not
redeemable or repayable prior to maturity and do not provide for any sinking fund. The Company may purchase Senior Notes in the open market by tender or contract. Senior Notes so purchased may be held, resold or surrendered to the Trustee for cancellation. If applicable, the Company will comply with the requirements of Rule 14e-1 of the Securities Exchange Act of 1934, as amended, and other securities laws and regulations in connection with any such purchase. The Senior Notes may be defeased in the manner provided in the Indenture.

  Interest on the Senior Notes will be payable semi-annually on each      and
     (each an "Interest Payment Date"), commencing        , 1996. Interest
payable on each Interest Payment Date will include interest accrued from     ,
1995 or from the most recent Interest Payment Date to which interest has been paid or duly provided for. Interest payable on any Interest Payment Date will be payable to the person in whose name a Senior Note (or any predecessor
Senior Note) is registered at the close of business on the         or        ,
as the case may be, next preceding such Interest Payment Date. Principal of and interest on the Notes will be payable at the office or agency of the Company maintained for such purpose in the Borough of Manhattan, The City of New York, which initially will be the office of the Paying Agent, provided that payment of interest may be made, at the option of the Company, by check mailed to the person entitled thereto. Interest shall be computed on the basis of a 360-day year comprised of twelve 30-day months.

  The Senior Notes will be represented by one or more global securities (collectively, the "Global Security") deposited with, or on behalf of, DTC or other successor depository (DTC or such other depository appointed by the Company is herein referred to as the "Depository") and registered in the name of the Depository or its nominee. The Senior Notes will not be issuable in definitive form, except under the limited circumstances described herein.

  DTC has advised the Company as follows: DTC is a limited-purpose trust company organized under New York Banking Law, a "banking" organization within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended. DTC was created to hold securities of its participants and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC's participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations, some of which (and/or their representatives) own DTC. Access to DTC's book-entry system also is available to others, such as banks, brokers, dealers and trust companies, that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

  Upon the issuance by the Company of Senior Notes represented by the Global Security, DTC will credit, on its book-entry registration and transfer system, the respective principal amounts of the Senior Notes represented by the Global Security to the accounts of participants. Ownership of beneficial interests in the Global Security will be limited to participants or persons that hold interests through participants. Ownership of beneficial interests in Senior Notes represented by the Global Security will be shown on, and the transfer thereof will be effected only through, records maintained by DTC (with respect to interests of participants in DTC), or by participants in DTC or persons that may hold interests through such participants (with respect to persons other than participants in DTC). The laws of some states require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to transfer beneficial interests in the Global Security.

  So long as the Depository for the Global Security, or its nominee, is the registered owner of the Global Security, the Depository or its nominee, as the case may be, will be considered the sole owner or holder of the Senior Notes represented by such Global Security for all purposes under the Indenture. Except as provided below, owners of beneficial interests in Senior Notes represented by the Global Security will not be entitled to have Senior Notes represented by such Global Security registered in their names, will not receive or be entitled to receive physical delivery of Senior Notes in definitive form and will not be considered the owners or Holders thereof under the Indenture.

  Payments of principal of and interest on the Senior Notes represented by the Global Security registered in the name of DTC or its nominee will be made to DTC or its nominee, as the case may be, as the registered owner of the Global Security. Neither the Company, the Trustee nor the Paying Agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests. The Company has been advised that DTC, upon receipt of any payment of principal or interest in respect of the Global Security, will credit immediately the accounts of the related participants with payment in amounts proportionate to their respective holdings in principal amount of beneficial interest in the Global Security as shown on the records of DTC. The Company expects that payments by participants to owners of beneficial interests in the Global Security will be governed by standing customer instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name" and will be the responsibility of such participants.

  If the Depository with respect to the Global Security is at any time unwilling or unable to continue as Depository and a successor Depository is not appointed by the Company within 90 days, the Company will issue certificated Senior Notes in definitive form in exchange for the Senior Notes represented by the Global Security.

  For other terms of the Senior Notes, see "Description of Debt Securities" in the accompanying Prospectus.

                                  UNDERWRITING

  Subject to the terms and conditions set forth in the Underwriting Agreement and the Pricing Agreement relating to the Senior Notes, the Company has agreed to sell to Goldman, Sachs & Co. ("Goldman Sachs"), and Goldman Sachs has agreed to purchase, the entire principal amount of Senior Notes offered hereby.

  Under the terms and conditions of the Underwriting Agreement, Goldman Sachs is committed to take and pay for all of the Senior Notes offered hereby, if any are taken.

  Goldman Sachs proposes to offer the Senior Notes in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus Supplement, and in part to certain securities dealers at such price
less a concession of    % of the principal amount of the Senior Notes. Goldman
Sachs may allow, and such dealers may reallow, a concession not in excess of
   % of the principal amount of the Senior Notes to certain brokers and dealers. After the Senior Notes are released for sale to the public, the offering price and other selling terms may from time to time be varied by Goldman Sachs. Goldman Sachs will pay Cooperative Funding Corporation an advisory fee upon completion of this offering of the Senior Notes.

  Application will be made to list the Senior Notes offered hereby on NYSE. No assurance can be given as to the liquidity of any trading market for the Senior Notes.

  The Company has agreed to indemnify Goldman Sachs against certain liabilities including liabilities under the Securities Act of 1933, as amended.

                                 LEGAL MATTERS

  The validity of the Senior Notes will be passed upon for the Company by Fried, Frank, Harris, Shriver & Jacobson (a partnership including professional corporations), New York, New York. Certain legal matters in connection with the Senior Notes will be passed upon for Goldman Sachs by McDermott, Will & Emery, Chicago, Illinois. McDermott, Will & Emery in the past has represented and in the future may represent the Company on other matters. McDermott, Will & Emery currently is acting as special counsel to assist the Company and its trial counsel in connection with the pending income tax litigation relating to Terra (see "Management's Discussion and Analysis of Financial Condition and Results of Operations--Financial Condition, Liquidity and Capital Resources"). Fried, Frank, Harris, Shriver & Jacobson and McDermott, Will & Emery each will rely upon the opinion of Robert B. Terry, Esq., Vice President and General Counsel of the Company, with respect to all matters of Kansas law.

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                  SUBJECT TO COMPLETION, DATED AUGUST 10, 1995

PROSPECTUS
                                  $200,000,000
                           FARMLAND INDUSTRIES, INC.

                                DEBT SECURITIES

                                  -----------

  Farmland Industries, Inc. ("Farmland" or the "Company") may issue and sell from time to time, in one or more series, up to an aggregate of $200,000,000 of its debt securities (the "Debt Securities").
When a particular series of Debt Securities is offered, all specific terms of the offering will be set forth in a supplement to this Prospectus (the "Prospectus Supplement"), which will be delivered with the Prospectus. The Prospectus Supplement will set forth with respect to each series of Debt
Securities: the designation and principal amount offered; the rate (or method of calculation) and time of payment of interest, if any; the authorized denominations; the maturity or maturities; the terms for a sinking, purchase or analogous fund; the terms for redemption or early repayment, if any; the purchase price and other terms of the offering; and any listing on a securities exchange.

  This Prospectus may not be used to consummate sales of Debt Securities unless accompanied by a Prospectus Supplement.

                                  -----------

THESE SECURITIES  HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE  SECURITIES AND
 EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
  ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                  -----------

  The Debt Securities may be sold (i) through underwriting syndicates represented by managing underwriters, or by underwriters without a syndicate, which may include Goldman, Sachs & Co.; (ii) through agents designated from time to time; or (iii) directly. The names of any underwriters or agents of the Company involved in the sale of the Debt Securities in respect of which this Prospectus is being delivered, any applicable commissions or discounts, and the net proceeds to the Company from such sale are set forth in the Prospectus Supplement.

                                  -----------

                   The date of this Prospectus is    , 1995.

  IN CONNECTION WITH THE OFFERING OF THE DEBT SECURITIES, THE UNDERWRITERS MAY OVERALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE DEBT SECURITIES OFFERED HEREBY AT LEVELS ABOVE THOSE WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               ----------------

                             AVAILABLE INFORMATION

  The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "Commission"). Such reports and other information can be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following Regional Offices of the Commission: 500 West Madison Street, Suite 1400, Chicago, IL 60661 and 7 World Trade Center, 13th Floor, New York, NY 10048. Copies of such material can also be obtained from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. If any of the Debt Securities are listed on the New York Stock Exchange, such material will be available for inspection at the offices of the New York Stock Exchange, Inc. at 20 Broad Street, New York, N.Y. 10005.

  This Prospectus constitutes a part of the Registration Statement on Form S-3 (together with all amendments, schedules and exhibits thereto, the "Registration Statement") filed by the Company with the Commission under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus and the accompanying Prospectus Supplement omit certain of the information contained in the Registration Statement in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the Debt Securities, reference is made to the Registration Statement, including the schedules and exhibits filed therewith. Statements contained in this Prospectus and the accompanying Prospectus Supplement as to the contents of certain documents are not necessarily complete, and, with respect to each such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission, reference is made to the copy of the document so filed. Each such statement is qualified in its entirety by such reference.

                      DOCUMENTS INCORPORATED BY REFERENCE

  The following documents heretofore filed by the Company with the Commission are incorporated herein by reference:

  1. The Company's Annual Report on Form 10-K for the year ended August 31, 1994 (the "1994 Form 10-K");
  2. The Company's Quarterly Report on Form 10-Q, as amended by Form 10-Q/A, for the quarterly period ended November 30, 1994;
  3. The Company's Quarterly Report on Form 10-Q for the quarterly period ended February 28, 1995; and
  4. The Company's Quarterly Report on Form 10-Q for the quarterly period ended May 31, 1995 (the "May 1995 Form 10-Q").

  All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus or any Prospectus Supplement and prior to the termination of the offering of the Debt Securities shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in this Prospectus, in any Prospectus Supplement or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus or any Prospectus Supplement to the extent that a statement contained herein or in any subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus or any Prospectus Supplement.

  The Company will provide without charge to each person to whom a copy of this Prospectus is delivered, upon the written or oral request of such person, a copy of any or all of the documents referred to above which have been or may be incorporated by reference herein (other than exhibits to such documents unless such exhibits are specifically incorporated by reference in such documents). Requests for such copies should be directed to: Farmland Industries, Inc., 3315 North Oak Trafficway, Kansas City, Missouri 64116-0005, telephone (816) 459-6000, Attention: John F. Berardi.

                                  THE COMPANY

  Farmland is an agricultural farm supply and processing and marketing company headquartered in Kansas City, Missouri that is primarily owned by its members and operates on a cooperative basis. Founded originally in 1929, Farmland has grown from revenues of $310,000 during its first year of operation to over $6.6 billion during 1994. Members are entitled to receive patronage refunds distributed by Farmland from its member-sourced annual net income. Unless the context otherwise requires, the term "member" herein means any voting member, any associate member or any other person with which Farmland is a party to a currently effective patronage refund agreement (a "patron"). See "Business-- Patronage Refunds and Distribution of Net Earnings".

  Farmland was formally incorporated in Kansas in 1931. Its principal executive offices are at 3315 North Oak Trafficway, Kansas City, Missouri 64116 (telephone 816-459-6000). Unless the context requires otherwise, (i) "Farmland" or the "Company" herein refers to Farmland Industries, Inc. and its consolidated subsidiaries, and (ii) all references herein to "year" or "years" are to fiscal years ended August 31.

MEMBERSHIP

  Membership requirements are determined by Farmland's Articles of Incorporation and the Board of Directors of Farmland (the "Board of Directors").

 VOTING MEMBERS

  Farmland's current requirements for voting membership are as follows: (1) Voting membership is limited to (a) farmers' and ranchers' cooperative associations which have purchased farm supplies from or provided grain to Farmland during Farmland's two most recently completed years, and (b) producers of hogs and cattle or associations of such producers which have provided hogs or cattle to Farmland during Farmland's two most recent years. (2) Voting members must maintain a minimum investment of $1,000 in par value of Farmland common stock. (3) A cooperative must limit voting to agricultural producers and conduct a majority of its business with voting producers.

 ASSOCIATE MEMBERS

  Farmland's associate members have all the rights of membership except that they do not have the right to vote at a meeting of the shareholders of Farmland.

  Farmland's current requirements for associate membership are as follows: (1) Any person meeting the requirements for voting membership can be an associate member. (2) Associate members must maintain a minimum investment of $1,000 in par value of Farmland associate member common stock. (3) Associations other than those owned 100% by voting members and associate members of Farmland must conduct business on a cooperative basis and must have a minimum of 25 active members. (4) Hog and/or cattle feeding businesses must derive a majority of earned income from such feeding business and agree to provide Farmland with the information it needs to pay patronage refunds from its hog and/or cattle marketing operations to members or other associate members that are eligible to receive such refunds.

  In 1994, Farmland's membership consisted of 1,480 cooperative associations of farmers and ranchers and 1,365 pork or beef producers or associations of such producers. See "Business--Patronage Refunds and Distribution of Net Earnings".

                                   BUSINESS

GENERAL

  The Company is the largest farmer-owned cooperative in the United States in terms of revenues. The Company's principal U.S. trade territory is comprised of 22 midwestern states. Those states accounted for 82% of wheat production, 88% of corn production, 81% of soybean production, 72% of cattle production, and 82% of hog production, in the United States in calendar year 1994. Farmland has endeavored to develop a significant presence in international markets. In 1994, Farmland had exports to more than 85 countries, and derived 37% of its grain revenues from export sales. In 1995, the Company sold more than 2.5 million tons of wheat to China, which management believes constituted the largest wheat sale ever by a private U.S. enterprise to a foreign country. Foreign grain sales generally are paid in U.S. Dollars.

  The Company conducts business primarily in two operating areas: inputs and outputs. On the input side of the agricultural industry, the Company operates as a farm supply cooperative. On the output side of the agricultural industry, the Company operates as a processing and marketing cooperative.

  The Company's farm supply operations consist of three principal product divisions--petroleum, crop production and feed. Principal products of the petroleum division are refined fuels, propane, by-products of petroleum refining and a complete line of car, truck and tractor tires, batteries and accessories. Principal products of the crop production division are nitrogen, phosphate and potash fertilizers, and, through the Company's ownership in the Wilfarm joint venture, a complete line of insecticides, herbicides and mixed chemicals. Principal products of the feed division include swine, dairy, pet, beef, poultry, mineral and specialty feeds, feed ingredients and supplements, animal health products and livestock services. The Company's three farm supply divisions produce and distribute products principally at wholesale. Substantially all of the Company's farm supply products sold in 1994 were produced in plants owned by the Company or operated by the Company under long-term lease arrangements. Approximately 65% of the Company's sales of farm supply products sold in 1994 were to farm cooperative associations which are members of Farmland. These farm cooperatives distribute products primarily to farmers and ranchers in states which comprise the corn belt and the wheat belt and who utilize the products in the production of farm crops and livestock.

  On the output side, the Company's processing and marketing operations include the storage and marketing of grain, the processing of pork and beef, and the marketing of fresh pork, processed pork and fresh beef. In 1994, approximately 61% of the hogs processed and 46% of the grain marketed were supplied to the Company by its members. Substantially all of the Company's pork and beef products sold in 1994 were processed in plants owned by the Company.

  No material part of the business of any segment of the Company is dependent on a single customer or a few customers. Financial information about the Company's industry segments is presented in Note 12 of the Notes to Consolidated Financial Statements included in the 1994 Form 10-K.

  The Company competes for market share with numerous participants with various levels of vertical integration, product and geographical diversification, sizes and types of operations. In the petroleum industry, competitors include major oil companies, independent refiners, other cooperatives and product brokers. Competitors in the crop production industry include global producers of nitrogen and phosphate fertilizers (some of which are cooperatives) and product importers and brokers. The feed, pork and beef industries are comprised of a large variety of competitive participants.

PETROLEUM

 MARKETING

  The principal product of this business segment is refined fuels. Approximately 68% of refined fuels product sales in 1994 resulted from transactions with Farmland's members. The balance of the Company's refined fuels product sales were principally through retailing chains in urban areas. Based on total volume of refined fuels withdrawn at terminal storage facilities along pipelines which serve most of the Company's trade territory, the Company estimates its market share in rural markets is approximately 8%. Other petroleum products include lube oil, grease, by-products of petroleum refining and a complete line of car, truck and tractor tires, batteries and accessories. Sales of petroleum products as a percent of the Company's consolidated sales for 1992, 1993 and 1994 were 29%, 19% and 13%, respectively.

  Competitive methods in the petroleum industry include service, product quality and pricing. However, in refined fuel markets, price competition is most dominant. Many participants in the industry engage in one or more of the industry's processes (oil production and transportation, refining, wholesale distribution and retailing). The Company participates in the industry primarily as a midcontinent refiner and as a wholesale distributor of petroleum products.

 PRODUCTION

  The Company owns refineries at Coffeyville, Kansas and at Phillipsburg, Kansas. Prior to June 30, 1992 the Company owned approximately 30% of the National Cooperative Refinery Association ("NCRA"). As a 30% owner, Farmland was required to purchase 30% of the production of this refinery. On June 30, 1992, the Company sold its ownership interest in NCRA.

  The refinery at Phillipsburg, Kansas is closed. A loading terminal located at the refinery remains in operation. The carrying value of this refinery at May 31, 1995 was approximately $1.6 million. The Company is evaluating alternative uses for this facility and cannot at this time determine the extent of any losses related to the closure of the refinery, but such losses are expected not to be significant. During the four months of 1992 in which it operated, sales associated with products of the Phillipsburg refinery amounted to approximately $20.9 million and the refinery processed 871,000 barrels of crude oil.

  Production volume for 1992, 1993 and 1994 is as follows:

                                                 BARRELS OF CRUDE OIL PROCESSED
                                                         DAILY AVERAGE
                                                   BASED ON 365 DAYS PER YEAR
                                                           (BARRELS)
                                                --------------------------------
   LOCATION                                        1992       1993       1994
   --------                                     ---------- ---------- ----------
   Coffeyville, Kansas.........................     57,000     53,000     64,211

  The Coffeyville refinery produced 23 million barrels of motor fuels and heating fuels in 1992, 20 million barrels in 1993, and 25 million barrels in 1994. Approximately 68% of petroleum product sales in 1994 represented products produced at this location.

  Management terminated negotiations with a potential purchaser of the Coffeyville refinery in 1994 when final sale terms were determined not to be in the Company's best interest. See Note 17 of the Notes to Consolidated Financial Statements included in the 1994 Form 10-K. In July 1994, the Company acquired a mothballed refinery in Texas which is being reassembled at the Coffeyville refinery site. When reassembly is complete in 1996, crude oil processing capacity is expected to increase.

 RAW MATERIALS

  Farmland's refinery at Coffeyville, Kansas is designed to process high quality crude oil with low sulfur content ("sweet crude"). Competition for sweet crude and declining production in proximity of the refinery has increased its cost of raw material relative to such cost for coastal refineries with the capacity for processing and access to lower quality crude grades. The Company's pipeline/trucking gathering system collects approximately 27% of its crude oil supplies from producers near its refineries. Additional supplies are acquired from diversified sources. Modifications to the Coffeyville refinery to increase its capability to process efficiently crude oil streams containing greater amounts of lower quality crude are continuing.

  Crude oil is purchased approximately 45 to 60 days in advance of the time the related refined products are to be marketed. Certain of these advance crude oil purchase transactions, as well as fixed price refined products advance sales contracts, are hedged utilizing petroleum futures contracts.

  During periods of volatile crude oil price changes or in extremely short crude supply conditions, the Company's petroleum operations could be affected to a greater extent than petroleum operations of more vertically integrated competitors with crude oil supplies available from owned producing reserves. In past periods of relatively severe crude oil shortages, various governmental regulations such as price controls and mandatory crude oil allocating programs have been implemented to spread the adversity among all industry participants. There can be no assurance as to what, if any, government action would be taken if a crude oil shortage were to develop.

CROP PRODUCTION

 MARKETING

  The Company's crop production business segment includes nitrogen-, phosphate- , and potash-based fertilizer products and, through the Company's ownership in the Wilfarm joint venture, a complete line of crop protection products such as insecticides, herbicides and mixed chemicals. Sales of the crop production business segment as a percent of consolidated sales for 1992, 1993 and 1994 were 26%, 19% and 17%, respectively.

  Competition in the plant nutrient industry is dominated by price considerations. However, during the spring and fall plant nutrient application seasons, farming activities intensify and delivery service capacity is a significant competitive factor. Therefore, the Company maintains a significant capital investment in distribution assets and a seasonal investment in inventory to support its manufacturing operations. The Company has plant nutrient custom dry blending, liquid mixing, storage and distribution facilities at 15 locations throughout its trade territory.

  The Company's sales of crop production products are primarily at wholesale to local cooperative associations (members and customers of the Company). In view of this member/customer relationship, management believes that, with respect to such customers, the Company has a slight competitive advantage.

  Domestic competition, mainly from other regional cooperatives, major petroleum companies with chemical divisions and integrated chemical companies, is intense due to customers' sophisticated buying tendencies and production strategies that focus on costs and service. Also, foreign competition exists from producers of crop production products manufactured in countries with lower cost natural gas supplies (the principal raw material in nitrogen-based fertilizer products). In certain cases, foreign producers of fertilizer for export to the United States may be subsidized by their respective governments.

 PRODUCTION

  The Company manufactures nitrogen-based crop production products. Based on total production capacity, the Company is one of the largest producers of anhydrous ammonia fertilizer in the United States. The Company owns and produces nitrogen-based products at four anhydrous ammonia plants, four urea ammonium nitrate plants and two urea plants. In addition, the Company operates three anhydrous ammonia plants under long-term lease arrangements.

  The Company owns and produces phosphate-based products at one plant and has 50% ownership interest in two ventures which produce phosphate-based products.

  Nitrogen fertilizer production information for 1992, 1993 and 1994 is as follows:

                                                       ACTUAL ANNUAL PRODUCTION
                                                           ANHYDROUS AMMONIA
                                                       -------------------------
   PLANT LOCATION                                        1992     1993    1994
   --------------                                      --------- ------- -------
                                                                (TONS)
   Lawrence, Kansas...................................   450,000 375,000 443,000
   Dodge City, Kansas.................................   254,000 241,000 257,000
   Fort Dodge, Iowa...................................   240,000 232,000 256,000
   Beatrice, Nebraska.................................   250,000 243,000 277,000
   Enid, Oklahoma (2 plants)*......................... 1,017,000 969,000 985,000
   Pollock, Louisiana*................................   501,000 490,000 526,000

--------
* Indicates leased plants.

  Synthetic anhydrous ammonia is the basic component of other commercially produced nitrogen-based crop production products and uses natural gas as the major raw material.

  Ammonia is used as the principal raw material in the production of value-added nitrogen-based products such as urea, ammonium nitrate, urea ammonium nitrate solutions and other products.

  Production of urea, ammonium nitrate, urea ammonium nitrate solutions and other nitrogen-based products from anhydrous ammonia, as a raw material, for 1992, 1993 and 1994 is as follows:

                                                       ACTUAL ANNUAL PRODUCTION
                                                      --------------------------
   PRODUCT                                              1992     1993     1994
   -------                                            -------- -------- --------
                                                                (TONS)
   Lawrence, Kansas..................................  691,000  661,000  654,000
   Enid, Oklahoma....................................  452,000  473,000  433,000
   Dodge City, Kansas................................  217,000  241,000  163,000
   Beatrice, Nebraska................................  177,000  166,000  162,000

  Ammonia also is used to react with phosphoric acid to produce phosphoric acid products such as liquid mixed fertilizer, diammonium phosphate and monoammonium phosphate.

  The Company owns a phosphate chemical plant located in Joplin, Missouri and land in Florida which contains an estimated 40 million tons of phosphate rock. The Joplin plant produces ammonium phosphate which is combined in varying ratios with muriate of potash to produce 12 different fertilizer grade products. In addition, feed grade phosphate (dicalcium phosphate) is produced at this facility.

  Production at the Joplin plant for 1992, 1993 and 1994 is as follows:

                                                       ACTUAL ANNUAL PRODUCTION
                                                      --------------------------
   PRODUCT                                              1992     1993     1994
   -------                                            -------- -------- --------
                                                                (TONS)
   Ammonium Phosphate................................   88,000   72,000   75,000
   Feed Grade Phosphate..............................  129,000  141,000  157,000

  Prior to November 15, 1991, the Company owned and operated a phosphate chemical plant located in Green Bay, Florida. Effective November 15,1991, the Company and Norsk Hydro a.s. formed Farmland Hydro, L.P. ("Hydro") to manufacture phosphate fertilizer products for distribution to international markets. Hydro operates a phosphate plant at Green Bay, Florida and owns phosphate rock reserves located in Hardee County, Florida which contain an estimated 40 million tons of phosphate rock. The Company provides management and administrative services and Norsk Hydro a.s. provides marketing services to Hydro. The joint venture's plant produces phosphoric acid products such as super acid, diammonium phosphate and monoammonium phosphate. Annual production in short tons of such products for the ten months in 1992 during which the joint venture operated, for 1993 and for 1994 was 880,000, 1,216,000 and 1,437,000, respectively. The phosphate rock required to operate the joint venture's plant is presently purchased from outside suppliers and adequate supplies of sulfur are available from several producers.

  Plans for development of the phosphate reserves owned by the Company and Hydro have not been established in view of the availability of adequate supplies of phosphate rock from alternative sources.

  The Company and J.R. Simplot Company formed a joint venture in April 1992, SF Phosphates, Limited, to own and operate a phosphate mine located in Vernal, Utah, a phosphate chemical plant located in Rock Springs, Wyoming and a 96-mile pipeline connecting the mine to the plant. The plant produces monoammonium phosphate and super acid with annual production of 131,000 tons for the five months of operations in 1992, 440,000 tons for 1993 and 465,000 tons for 1994. Under the joint venture agreement, the Company and J.R. Simplot Company purchase the production of the joint venture in proportion to their ownership.

  The Company and Mississippi Chemical Company have entered into a letter of intent to form a joint venture to develop, construct and operate a 1,750 metric ton per day ammonia production facility at the Brighton Industrial Site, at LaBrea in the Republic of Trinidad and Tobago. The partners expect the plant to be funded by a combination of nonrecourse project financing and equity. The Company expects to fund its equity position in the project (estimated to amount to approximately $67.0 million) from currently available sources of capital. Although production start up is expected early in 1998, there can be no assurance that the joint venture will proceed, that such nonrecourse financing will be obtained at all or on favorable terms or that production will commence at such time.

 RAW MATERIALS

  Natural gas, the largest single component of nitrogen-based fertilizer production, is purchased directly from natural gas producers. Natural gas purchase contracts are generally market sensitive and contract prices change as the market price for natural gas changes. The Company's management believes that the flexible pricing attributes of its gas supply contracts, without relinquishing rights to long-term supplies, are essential to its competitive position. In addition, the Company has a hedging program which utilizes natural gas futures and options to reduce risks of market price volatility.

  Natural gas is delivered to the Company's facilities under pipeline transportation service agreements which have been negotiated with each plant's delivering pipeline. Natural gas delivery to the plants could be curtailed under regulations of the Federal Energy Regulatory Commission if the pipeline's capacity were required to serve priority users such as residences, hospitals and schools. In such case, production could be curtailed. No significant production has been lost because of curtailments in transportation, and no such curtailment is anticipated.

FEED

  Products in the Company's feed line include swine, beef, poultry, dairy, pet, mineral and specialty feeds, feed ingredients and supplements, animal health products and livestock services.

  This business segment's sales were approximately 13%, 10% and 8% of consolidated sales for the years 1992,1993 and 1994, respectively. Approximately 45% of the feed business segment's sales in 1994 was attributable to products manufactured in the Company's feed mills. The Company operates feed mixing plants at 19 locations throughout its territory, an animal protein and premix plant located in Eagle Grove, Iowa, a premix plant in Marion, Ohio and a pet food plant in Muncie, Kansas.

  Feed production is as follows:

                                                      ACTUAL ANNUAL PRODUCTION
                                                     ---------------------------
                                                      1992     1993      1994
                                                     ------- --------- ---------
                                                               (TONS)
   22 feed mills (combined)......................... 954,000 1,030,000 1,118,000

  In addition, the Company's feed operations include placement of Company-owned feeder pigs with individuals who have contractual arrangements with the Company to feed pigs on a fee basis until weight gain is finished. During 1992, 1993 and 1994, approximately 46,300 pigs, 113,000 pigs and 250,100 pigs, respectively, were finished under this program. The majority of the finished pigs were sold to a 99%-owned subsidiary, Farmland Foods, Inc. ("Foods") for processing.

  The Company owns less than a 50% interest in Alliance Farm Cooperative Association (formerly Yuma Feeder Pig Limited Liability Company) which operates swine farrowing facilities.

  The Company operates a facility for production of quality swine breeding stock. These animals are placed with farrowers under contractual arrangements. In addition, the Company purchases swine breeding stock for placement with such farrowers.

  The Company conducts research in genetic selection, breeding, animal health and nutrition at its research facility in Bonner Springs, Kansas. Through local cooperative associations of farmers and ranchers, the Company participates in livestock and hog services designed to produce lean, feed-efficient animals and help livestock producers select feed formulations which maximize weight gain.

PORK PROCESSING AND MARKETING

 PRODUCTION

  The Company's pork processing and marketing operations are conducted through Foods, which operates eight food processing facilities. Meat processing facilities at Springfield, Massachusetts, Carey, Ohio, and New Riegel, Ohio produce Italian-style specialty meats and ham products. A facility at Wichita, Kansas processes pork into fresh sausage, and pork, beef and chicken into hot dogs, dry sausage and other luncheon meats. A facility in Denison, Iowa and one in Crete, Nebraska function as pork abattoirs and have additional capabilities for processing pork into bacon, ham and smoked meats. An additional facility at Monmouth, Illinois was purchased on February 15, 1993. These facilities also process fresh pork into primal cuts for additional processing into fabricated meats which are sold to commercial users and to retail grocery chains, as well as case-ready and label-branded cuts for retail distribution. The eighth plant located in Carroll, Iowa is primarily a packaging facility for canned or cook-in-bag products. A facility at San Leandro, California was closed on September 1, 1993. A previously closed pork processing plant at Iowa Falls, Iowa is currently held for sale.

  Production for 1992, 1993 and 1994 is as follows:

                                                  ACTUAL WEEKLY PRODUCTION
                                                    ON A ONE-SHIFT BASIS
                                                -------------------------------
   LOCATION                                       1992       1993       1994
   --------                                     ---------  ---------  ---------
                                                          (POUNDS)
   Wichita, Kansas............................. 1,618,000  1,514,000  1,884,000
   San Leandro, California**...................   269,000    243,000        -0-
   Carroll, Iowa............................... 1,131,000* 1,204,000* 1,111,000*
   Springfield, Massachusetts..................   560,000    666,000    622,000
   Carey/Riegel, Ohio..........................   220,000    231,000    257,000
--------
 * All ham products were produced on two work shifts per day during 1992, 1993 and 1994.
** Closed September 1, 1993.

                                                  ACTUAL WEEKLY PRODUCTION
                                                    ON A ONE-SHIFT BASIS
                                                -------------------------------
   LOCATION                                       1992       1993       1994
   --------                                     ---------  ---------  ---------
                                                          (POUNDS)
   Denison, Iowa...............................    39,000     37,000     40,000
   Crete, Nebraska.............................    47,000     45,000     47,000
   Monmouth, Illinois..........................       -0-*    25,000     28,000

--------
* The Company did not own the Monmouth facility in 1992.

 MARKETING

  The Company's pork marketing operations include meat processing, primarily pork, and marketing. Products marketed include fresh pork, fabricated pork, smoked meats, ham, bacon, fresh sausage, dry sausage, hot dogs, and packing house by-products. These products are marketed under the Farmland, Maple River, Marco Polo, Carando, Regal and other brand names. Product distribution is through national and regional retail food chains, food service accounts, distributors and international marketing activities.

  Pork marketing is a highly competitive industry with many suppliers of live hogs, fresh pork and processed pork products. Other meat products such as beef, poultry and fish also compete directly with pork products. Competitive methods in this segment include price, product quality, product differentiation and customer service.

BEEF PROCESSING AND MARKETING

 PRODUCTION

  The Company's beef processing and marketing operations are conducted through National Beef Packing Company, L.P. which was formed in April 1993, and is 68% owned by Farmland. The processing facilities for these beef operations are located in Liberal, Kansas and Dodge City, Kansas. These facilities function as beef abattoirs and have capabilities for processing fresh beef into primal cuts for additional processing into fabricated or boxed beef. During 1994, the two plants operated at 97% of capacity and slaughtered 1,708,000 cattle.

 MARKETING

  Products in the Company's beef processing and marketing operations include fresh beef, boxed beef and packing house by-products. Product distribution is through national and regional retail and food service customers under the Farmland Black Angus Beef and other brand names. There is also a limited amount of international product distribution.

  Beef marketing is a highly competitive industry with many suppliers of live cattle, fresh beef and processed beef. Other meat products such as pork, poultry and fish also compete directly with beef products. Competitive methods in this industry include price, product quality and customer service.

GRAIN MARKETING

  Effective June 30, 1992, the Company acquired substantially all the business and assets of Union Equity Co-Operative Exchange ("Union Equity"). The grain marketing and storage operations of the Company as described herein are substantially the same as the grain operations previously conducted by Union Equity.

  The Company markets wheat, milo, corn, soybeans, barley and oats, with wheat constituting the majority of the marketing business. The Company purchases grain from members and nonmembers located in the Midwestern part of the United States. Once the grain is purchased, the Company assumes all risks related to selling such grain. Since grain is a commodity, pricing of grain in the United States is principally conducted through bids based on the commodity futures markets.

  The Company is exposed to risk of loss in the market value of its grain inventory and fixed price purchase contracts if grain market prices decrease, and is exposed to loss on its fixed price sales contracts if grain market prices increase. To reduce the price change risk associated with holding positions in grain, the Company takes opposite and offsetting positions by entering into grain commodity futures contracts. Such contracts have terms of up to one year. The Company's strategy is to maintain hedged positions on as close to 100% of its position in grain as is possible. During 1994, the Company maintained hedges on approximately 95.3% of its grain positions. Based on total assets at the beginning and end of 1994, the average market value of grain positions not hedged during the year amounted to approximately 1/5 of 1% of the Company's average total assets. While hedging activities reduce the risk of loss from changing market values of grain, such activities also limit the gain potential which otherwise could result from changes in market prices of grain.

  In 1994, approximately 37% of grain revenues were from export sales. The five largest purchasers in terms of total revenues from grain operations were Mexico (6%), Jordan (5%), Egypt (4%), Israel (4%) and South Africa (2%). In 1992 and 1993, export sales or sales to domestic customers for export accounted for approximately 55% and 60%, respectively, of consolidated grain revenues. A majority of the grain export sales are under price subsidies or credit arrangements guaranteed by the United States government, primarily through programs administered by the United States Department of Agriculture ("USDA"). Export-related sales are subject to international political upheavals and changes in other countries' trade policies which are not within the control of the United States or the Company. Foreign sales of grain generally are paid in U.S. Dollars.

 TRADIGRAIN

  In December 1993, the Company acquired all the common stock of seven international grain trading companies (collectively referred to as "Tradigrain") formerly owned by B.P. Nutrition B.V. Tradigrain imports, exports and ships all major grains from the major producing countries to final consumers which are either governmental entities, private companies or other major grain companies.

  Tradigrain's purchases of grain are made on a cash basis against presentation of documents. Its sales of grain are mostly done against confirmed letters of credit at sight or on 180/360 days deferred basis. The volume of grain traded by Tradigrain varies from seven to ten million metric tons per year and represents total sales of between $800 million to $1.2 billion per year. For purposes of the Company's consolidated financial statements, on Tradigrain transactions, the Company recognizes as revenues net margin on grain traded rather than the value of the commodities involved in the trades.

 PROPERTY

  The Company owns or leases 31 inland elevators and one export elevator with a total capacity of approximately 177,045,000 bushels of grain. The location, type, number and aggregate capacity in bushels of the elevators at July 31, 1995 are as follows:

                                                                      AGGREGATE
   LOCATION                                              TYPE  NUMBER  CAPACITY
   --------                                             ------ ------ ----------
   Amarillo, Texas..................................... Inland    1    3,226,000
   Black, Texas........................................ Inland    1    1,418,000
   Commerce City, Colorado............................. Inland    1    3,234,000
   Darrouzett, Texas................................... Inland    1    1,277,000
   Enid, Oklahoma...................................... Inland    4   50,300,000
   Fairfax, Kansas..................................... Inland    1   10,047,000
   Galveston, Texas.................................... Export    1    3,253,000
   Hutchinson, Kansas.................................. Inland    3   25,268,000
   Idaho and Utah...................................... Inland   11    9,825,000
   Lincoln, Nebraska................................... Inland    1    5,099,000
   Omaha, Nebraska..................................... Inland    2    4,266,000
   Saginaw, Texas...................................... Inland    2   37,274,000
   Topeka, Kansas...................................... Inland    1   12,055,000
   Wichita, Kansas..................................... Inland    1   10,503,000

RESEARCH

  The Company operates a research and development farm near Bonner Springs, Kansas where many aspects of animal nutrition are studied. The research is directed toward improving the nutrition and feeding practices of livestock and pets.

  Research related to commercialization of a wheat processing plant to produce wheat gluten as a replacement source for raw material used in certain consumer products has been completed and technology for an economically viable plant has been developed. Farmland has formed Heartland Wheat Growers, L.P., a joint venture with local cooperatives, and currently is building a wheat processing plant in Russell, Kansas that will process approximately 4.25 million bushels of wheat per year. See "--Capital Expenditures".

  Expenditures related to Company-sponsored product and process improvements amounted to $3.3 million, $3.3 million and $2.7 million for the years ended 1992, 1993 and 1994, respectively.

CAPITAL EXPENDITURES

  The Company plans capital expenditures of approximately $289.9 million during 1995 and 1996.

  Capital expenditures of approximately $111.8 million are planned for the crop production business segment (excluding costs for construction of an anhydrous ammonia plant in Trinidad which is being evaluated at this time). A new urea ammonium nitrate ("UAN") facility is planned at the Fort Dodge,

Iowa anhydrous ammonium plant. The new facility is expected to cost approximately $30.0 million of which approximately $21.0 million is expected be expended during this period. This facility will upgrade anhydrous ammonium to produce approximately 115,000 tons of UAN per year. A UAN plant at the Lawrence, Kansas facility is being expanded to increase production by approximately 128,000 tons per year. An estimated $2.5 million will be expended in fiscal 1995 to complete the project. Expenditures at the Dodge City, Kansas facility of approximately $6.0 million are expected to increase anhydrous ammonia and UAN production capacity by 52,500 tons and 10,500 tons, respectively. Capital expenditures of $66.4 million are planned for operating efficiency improvements, necessities and replacements, and $15.9 million are planned for environmental and safety issues, predominately at nitrogen fertilizer plants.

  Capital expenditures in the feed business segment are estimated to be $23.4 million. A feed mill in southeast New Mexico is being constructed at an approximate cost of $1.3 million. The remaining projected expenditures of $22.1 million are for feed mill and livestock production efficiencies, operating necessities and replacements.

  Capital expenditures in the petroleum business segment are expected to be $87.4 million and include approximately $32.9 million to increase daily crude oil processing capacity at the Coffeyville, Kansas refinery of which $27.9 million is to be expended during this period. The remaining projected expenditures of the petroleum business segment are as follows: $23.6 million for operating necessities; $20.7 million for increased operating efficiency; and $10.2 million for environmental and safety issues.

  Capital expenditures of approximately $32.6 million are planned in the pork marketing business segment. A waste water expansion project at the Crete, Nebraska facility is expected to cost approximately $2.4 million. A 10,000 square foot loading dock and storage facility will be constructed at the Monmouth, Illinois plant for an estimated $1.5 million. The remaining expenditures are mostly for operational improvements and replacements.

  Capital expenditures of approximately $7.3 million planned for the grain business segment are mainly for expansion and replacements.

  Heartland Wheat Growers, L.P. (a partnership between the Company and local cooperatives) located in Russell, Kansas, was formed for the purpose of constructing and operating a wheat processing facility, to produce wheat gluten, wheat starch and derivative products and to market and distribute such products. The Company has a 79% interest in the partnership. The Company's planned investment to finance construction of the wheat gluten plant amounts to approximately $25.5 million of which $21.5 million will be expended during the period.

  The Company intends to fund its capital program with cash from operations or from its primary sources of debt capital. Of the foregoing planned capital expenditures, $86.5 million were made in 1995 (through May 31, 1995).

MATTERS INVOLVING THE ENVIRONMENT

  The Company is subject to various stringent federal, state and local environmental laws and regulations, including those governing the use, storage, discharge and disposal of hazardous materials as the Company uses hazardous substances and generates hazardous wastes in the ordinary course of its manufacturing process. The Company recognizes liabilities related to remediation of contaminated properties when the related costs are probable and can be reasonably estimated. Estimates of these costs are based upon currently available facts, existing technology, undiscounted site specific costs and currently enacted laws and regulations. In reporting environmental liabilities, no offset is made for potential recoveries. Such liabilities include estimates of the Company's share of costs attributable to potentially responsible parties ("PRPs") which are insolvent or otherwise unable to pay. All liabilities are monitored and adjusted regularly as new facts or changes in law or technology occur.

  The Company wholly or jointly owns or operates 54 manufacturing properties and has potential responsibility for environmental conditions at a number of former manufacturing facilities and at waste disposal facilities operated by third parties. The Company is investigating or remediating contamination at 17 sites. The Company has also been identified as a potentially responsible party under the federal Comprehensive Environmental Response, Compensation, and Liability Act ("CERCLA") and has unresolved liability with respect to the past disposal of hazardous substances at six such sites. Such laws may impose joint and several liability on certain statutory classes of persons for the costs of investigation and remediation of contaminated properties, regardless of fault or the legality of the original disposal. These persons include the present and former owner or operator of a contaminated property, and companies that generated, disposed, or arranged for the disposal, of hazardous substance found at the property. During 1993 and 1994, the Company paid approximately $.5 million and $1.4 million, respectively, for environmental investigation and remediation.

  The Company is currently aware of probable obligations for environmental matters at 18 sites. As of May 31, 1995, the Company has made an environmental accrual of $8.4 million. The Company periodically reviews and, as appropriate, revises its environmental accruals. Based on current information and regulatory requirements, the Company believes that the accruals established for environmental expenditures are adequate.

  The Company's actual final costs of addressing certain environmental matters are not quantifiable, and therefore have not been accrued, because such matters are in preliminary stages and the timing, extent and costs of various actions which governmental authorities may require are currently unknown. Management also is aware of other environmental matters for which there is a reasonable possibility that the Company will incur costs to resolve. It is possible that the costs of resolution of the matters described in this paragraph may exceed the liabilities which, in the opinion of management, are probable and which costs are reasonably estimable at May 31, 1995. In the opinion of management, it is reasonably possible for such costs to be approximately an additional $24.0 million.

  Under the Resource Conservation Recovery Act of 1976 ("RCRA"), the Company has four closure and five post-closure plans in place for six locations. Closure and post-closure plans also are in place for three landfills and two injection wells as required by state regulations. Operations are being conducted at these locations and the Company does not plan to terminate such operations in the foreseeable future. Therefore, the Company has not accrued these environmental exit costs. The Company accrues these liabilities when plans for termination of plant operations have been made. Such closure and post-closure costs are estimated to be $5.8 million at May 31, 1995 (and is in addition to the $24.0 million described in the preceding paragraph).

  The Company is currently involved in three administrative proceedings brought by Region VII of the Environmental Protection Agency ("EPA") with respect to alleged violations under the Clean Air Act, the Emergency Planning and Community Right-to-Know Act and RCRA at the Coffeyville refinery. The Company is currently negotiating with the EPA concerning these matters and believes that such negotiations may result in compromise settlements, including the possible implementation of a Supplemental Environmental Project in connection with the Clean Air Act proceeding. Absent such settlements, the Company may contest the EPA's allegations. Accordingly, no provision has been made in the Company's financial statements for these proposed penalties.

  Specifically, the three administrative proceedings are described as follows:

  (1) The Company is a party to an administrative enforcement action brought by Region VII of the EPA which alleges violations of the Emergency Planning and Community Right-to-Know Act and the release reporting requirements of CERCLA at its Coffeyville, Kansas refinery. This proceeding involves alleged violations of release reporting requirements and seeks a civil penalty in the amount of $350,000.

  (2) The Company is a party to an administrative enforcement action brought by Region VII of the EPA which alleges violations of RCRA at its Coffeyville, Kansas refinery. In this proceeding, the EPA has proposed a civil penalty in the amount of approximately $1.4 million.

  (3) The Company has been informed by the U.S. Department of Justice of its intent to bring an enforcement action alleging certain violations of the Clean Air Act at its Coffeyville, Kansas refinery. The U.S. Department of Justice has informed the Company that it will seek a civil penalty of at least $1.6 million.

  Protection of the environment requires the Company to incur expenditures for equipment or processes, which expenditures may impact the Company's future net income. However, the Company does not anticipate that its competitive position will be adversely affected by such expenditures or by laws and regulations enacted to protect the environment. Environmental expenditures are capitalized when such expenditures provide future economic benefits. In 1994, the Company had capital expenditures of approximately $2.6 million to prevent future discharges into the environment. In 1995, such capital expenditures (through May 31, 1995) were approximately $2.0 million. The majority of such expenditures was for improvements at the Coffeyville refinery. Management believes the Company currently is in substantial compliance with existing environmental rules and regulations.

GOVERNMENT REGULATION

  The Company's business is conducted within a legal environment created by numerous federal, state and local laws which have been enacted to protect the public's interest by promoting fair trade practices, safety, health and welfare. The Company's operating procedures conform to the intent of these laws and management believes that the Company currently is in compliance with all such laws, the violation of which could have a material adverse effect on the Company.

  Certain policies may be implemented from time to time by the USDA, the Department of Energy or other governmental agencies which may impact the demands of farmers and ranchers for the Company's products or which may impact the methods by which certain of the Company's operations are conducted. Such policies may impact the Company's farm supply and marketing operations.

  Management is not aware of any newly implemented or pending policies having a significant impact or which may have a significant impact on operations of the Company.

EMPLOYEE RELATIONS

  At May 31, 1995, the Company had approximately 11,000 employees. Approximately 41% of the Company's employees were represented by unions having national affiliations. The Company's relationship with employees is considered to be generally satisfactory. No labor strikes or work stoppages within the last three fiscal years have had a materially adverse effect on the Company's operating results. Current labor contracts expire on various dates through March 1997. There are no wage re-openers in any of the collective bargaining agreements.

PATRONAGE REFUNDS AND DISTRIBUTION OF NET EARNINGS

  For purposes of this section, (1) annual earnings for 1994 and earlier years means earnings before income taxes determined in accordance with federal income tax law, and (2) annual earnings for 1995 and after means earnings before income taxes determined in accordance with generally accepted accounting principles.

  Farmland operates on a cooperative basis. In accordance with its bylaws, Farmland returns the member-sourced portion of its annual net earnings to its members as a patronage refund. Each member's portion of the annual patronage refund is determined by the quantity or value of business transacted by the member with Farmland during the year for which the patronage is paid in comparison with Farmland's total member-sourced earnings for such year in the patronage allocation unit for which the patronage is paid.

  Generally, a portion of the annual patronage refund is returned in cash, and for the balance of the patronage refund (the "invested portion") the members receive Farmland common stock, associate member common stock or capital credits (the equity type received is determined by the membership status). The invested portion of the patronage refund is determined annually by the Board of Directors. The annual patronage refund is returned to members as soon as practical after the end of each fiscal year. The Internal Revenue Code of 1986, as amended, allows a cooperative to deduct from its taxable income the total amount of the patronage refunds returned, provided that not less than 20% of the total patronage refund returned is cash. The bylaws of Farmland provide that the Board of Directors has complete discretion with respect to the handling and ultimate disposition of any member-sourced losses.

  For the years ended 1992, 1993 and 1994, Farmland returned the following patronage refunds:

                          CASH OR CASH
                       EQUIVALENT PORTION    INVESTED PORTION   TOTAL PATRONAGE
                      OF PATRONAGE REFUNDS OF PATRONAGE REFUNDS     REFUNDS
                      -------------------- -------------------- ---------------
                                       (AMOUNTS IN THOUSANDS)
   1992..............       $17,449               $  -0-            $17,449
   1993..............           -0-                  -0-                -0-
   1994..............        26,552               44,032             70,584

  Nonpatronage income or loss (income or loss from activities not directly related to the cooperative marketing or purchasing activities of Farmland) is subject to income taxes computed on the same basis as such taxes are computed on the income or loss of other corporations.

EQUITY REDEMPTION PLANS

  The Equity Redemption Plans described below (the "Plans") may be changed at any time or from time to time at the sole and absolute discretion of the Board of Directors. The Plans are also not binding upon the Board of Directors or the Company, and the Board of Directors reserves the right to redeem, or not redeem, any equities of the Company without regard to whether such action or inaction is in compliance with the Plans. The factors which may be considered by the Board of Directors in determining when, and under what circumstances, the Company may redeem equities include, but are not limited to, the terms of the Company's base capital plan, income and other tax considerations, the Company's results of operations, financial position, cash flow, capital requirements, long-term financial planning needs and other relevant considerations. By retaining discretion to determine the amount, timing and ordering of any equity redemptions, the Board of Directors believes that it can continue to assure that the best interests of the Company and thus of its members will be protected.

 BASE CAPITAL PLAN

  For the purposes of acquiring and maintaining adequate capital to finance the business of the Company, the Board of Directors has established a base capital plan ("Base Capital Plan"). The Base Capital Plan provides a mechanism for determining the Company's total capital requirements and each voting member's and associate member's share thereof (the base capital requirement). As part of the Base Capital Plan, the Board of Directors may, in its discretion, provide for redemption of Farmland common stock or associate member common stock held by voting members or associate members who have an investment in Farmland common stock or associate member common stock which exceeds the voting members' or associate members' base capital requirement. The Base Capital Plan provides a mechanism under which the cash portion of the patronage refund payable to voting members or associate members will depend upon the degree to which such voting members or associate members meet their base capital requirements.

 ESTATE SETTLEMENT PLAN

  The estate settlement plan provides that in the event of the death of an individual (a natural person) equity holder, the equity holdings of the deceased will be redeemed at par value with the exception of purchased equity holdings owned by the deceased for less than five years. This provision is subject to a limitation of $1.0 million in any one fiscal year without further authorization by the Board of Directors.

 SPECIAL EQUITY REDEMPTION PLANS

  From time to time and for all profitable years following 1987, the Company has redeemed portions of its outstanding equity under various special equity redemption plans. Each such plan has been designed to return cash to members or former members of Farmland or Foods by redeeming certain types of outstanding equity. The order in which each type of equity is redeemed is determined by the Board of Directors. Except for preferred stock sold through a public offering in 1984, substantially all the equity redeemed under these plans was originally issued as part of the Company's patronage refunds. See "--Patronage Refunds and Distribution of Net Earnings".

  The current special equity redemption plan is designed to provide a systematic method for redemption of outstanding equity which is not subject to redemption through other Plans, such as the Base Capital Plan or the estate settlement plan.

  Provisions of the current special equity redemption plan include:

  1. No special redemption will be made if the redemption of equities may result in a violation of covenants in loan agreements and similar instruments; and

  2. The targeted amount for special redemptions is a percentage of consolidated net income (member and nonmember). The percentage is determined based on the ratio of Funded Indebtedness to Capitalization (as defined in the special equity redemption plan) before the special redemption but after giving effect to the distribution of cash and the redemption of equities under the Base Capital Plan. The calculation for special redemptions is as follows:

                            TOTAL SPECIAL EQUITY
     FUNDED INDEBTEDNESS         REDEMPTION
       AS A PERCENT OF         AS A PERCENT OF
       CAPITALIZATION      CONSOLIDATED NET INCOME
     -------------------   -----------------------
         >50 %                       None
         48-50 %                     2.5%
         44-47 %                     5.0%
         40-43 %                     7.5%
         <40 %                      10.0%

  Presented below are the amounts approved for redemption of equity by the Board of Directors under the Base Capital Plan, the estate settlement plan and the special equity redemption plans for all years following 1987, the year in which the Company returned to profitability following the loss years of the mid-1980's. The amounts approved for redemption of equity were paid in cash in the fiscal year following approval.

                                 BASE       ESTATE    SPECIAL EQUITY
                               CAPITAL    SETTLEMENT    REDEMPTION      TOTAL
                                 PLAN        PLAN         PLANS         PLAN
                             REDEMPTIONS* REDEMPTIONS  REDEMPTIONS   REDEMPTIONS
                             ------------ ----------- -------------- -----------
                                           (AMOUNTS IN THOUSANDS)
1988........................    $  -0-       $ 16        $ 5,368       $ 5,384
1989........................       -0-         13         15,518        15,531
1990........................       -0-         78         20,029        20,102
1991........................     2,300          4          5,351         7,669
1992........................     6,707        234          6,755        13,696
1993........................       -0-        127             12           139
1994........................     8,740        126          4,108        12,974

--------
* The Base Capital Plan became effective in 1991.

LEGAL PROCEEDINGS

  In the opinion of Robert B. Terry, Vice President and General Counsel of Farmland, there is no litigation existing or pending against Farmland or any of its subsidiaries that, based on the amounts involved or the defenses available to the Company, would have a material adverse effect on the financial position of the Company except for the pending tax litigation relating to Terra Resources, Inc. ("Terra"), a former subsidiary of the Company, as explained in Note 3 of the Notes to Condensed Consolidated Financial Statements included in the May 1995 Form 10-Q. See "Risk Factors-- Income Tax Matters" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Financial Condition, Liquidity and Capital Resources" in the Prospectus Supplement accompanying this Prospectus.

  The Company is currently involved in three administrative proceedings brought by Region VII of the EPA. See "Business--Matters Involving the Environment".

                                USE OF PROCEEDS

  Except as otherwise may be stated in any Prospectus Supplement, the Company intends to use the proceeds from the sale of Debt Securities for general corporate purposes, which may include the refinancing of existing indebtedness.

                        DESCRIPTION OF DEBT SECURITIES

  The following description sets forth certain general terms and provisions of the indenture under which the Debt Securities are to be issued. The particular terms of each issue of Debt Securities, as well as any modifications or additions to such general terms that may apply in the case of such issue of Debt Securities, will be described in the Prospectus Supplement relating to such issue of Debt Securities. Accordingly, for a description of the terms of a particular issue of Debt Securities, reference must be made to both the Prospectus Supplement relating thereto and to the following description. As used in this section, the "Company" refers only to Farmland Industries, Inc. exclusive of any subsidiaries.

  The Debt Securities are to be issued under an indenture dated as of     ,
1995, as amended, supplemented or modified from time to time (the "Indenture"), between the Company and The Chase Manhattan Bank (National Association), as trustee (in such capacity, the "Trustee"), the form of which is filed as an exhibit to the Registration Statement of which this Prospectus forms a part. Each series of Debt Securities issued pursuant to the Indenture will be issued pursuant to an amendment or supplement thereto in the form of a supplemental indenture or pursuant to an Officers' Certificate, in each case delivered pursuant to a resolution of the Board of Directors of the Company and in accordance with the provisions of Section 3.1 or Article 8 of the Indenture, as the case may be. The terms of the Debt Securities include those stated in the Indenture and those made a part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the "TIA"). The Debt Securities are subject to all such terms and the Holders of Debt Securities are referred to the Indenture and the TIA for a statement of such terms.

  The following summaries of certain provisions of the Indenture and the Debt Securities are not complete and are qualified in their entirety by reference to the provisions of the Indenture, including the definitions of capitalized terms used herein without definition. Numerical references in parentheses are to sections in the Indenture and unless otherwise indicated capitalized terms have the meanings given them in the Indenture.

GENERAL

  The Indenture provides that Debt Securities issued thereunder may be issued without limit as to aggregate principal amount, in one or more series, in each case as established from time to time in or pursuant to authority granted by a resolution of the Board of Directors or as established in one or more supplemental indentures to such Indenture (Section 3.1). The Debt Securities will constitute general unsecured and non-subordinated obligations of the Company and will rank on parity in right of payment with all other unsecured and non-subordinated indebtedness of the Company.

  The Indenture provides that there may be more than one Trustee under such Indenture, each with respect to one or more series of Debt Securities. Any Trustee under the Indenture may resign or be removed with respect to one or more series of Debt Securities issued under the Indenture, and a successor Trustee may be appointed to act with respect to such series. (Sections 6.10 and 6.11). If two or more persons are acting as Trustee with respect to different series of Debt Securities issued under the Indenture, each such Trustee shall be a Trustee of a trust under the Indenture separate and apart from the trust administered by any other Trustee (Section 6.11), and any action described therein to be taken by the "Trustee" may then be taken by each such Trustee with respect to, and only with respect to, the one or more series of Debt Securities for which it is Trustee under the Indenture.

  Reference is made to the Prospectus Supplement relating to the particular series of Debt Securities offered thereby for the following terms and other information to the extent applicable with respect to such Debt Securities: (1) the title of such Debt Securities; (2) any limit on the aggregate principal amount of such Debt Securities; (3) the date or dates on which the principal of such Debt Securities is payable or the method of determination thereof; (4) the rate or rates at which such Debt Securities shall bear interest, if any, or the method of calculating such rate or rates of interest, the date or dates from which such interest shall accrue or the method by which such date or dates shall be determined, and the date or dates on which any such interest shall be payable; (5) the place or places where the principal of and premium, if any, and interest, if any, on such Debt Securities shall be payable; (6) the period or periods within which, the price or prices at which, and the other terms and conditions upon which, such Debt Securities may be redeemed, in whole or in part, at the option of the Company and the other detailed terms and provisions of such optional redemption; (7) the obligation, if any, of the Company to redeem or purchase such Debt Securities pursuant to any sinking fund or analogous provisions or upon the happening of a specified event or at the option of a Holder thereof, and the period or periods within which, the price or prices at which, and the other terms and conditions upon which, such Debt Securities shall be redeemed or purchased, in whole or in part, pursuant to such obligation; (8) if other than denominations of $1,000 and any integral multiple thereof, the denominations in which such Debt Securities shall be issuable; (9) if other than the principal amount thereof, the portion of the principal amount of such Debt Securities which shall be payable upon declaration of acceleration thereof or the method by which such portion shall be determined; (10) if other than as provided in the Indenture, the Person to whom any interest on any Debt Security shall be payable, and the extent to which, or the manner in which, any interest payable on a temporary or permanent Global Security on an Interest Payment Date will be paid; (11) provisions, if any, granting special rights to the Holders of such Debt Securities upon the occurrence of such events as may be specified; (12) any deletions from, modifications of or additions to the Events of Default or covenants of the Company set forth in the Indenture pertaining to such Debt Securities; (13) if other than as provided in the Indenture, the means of defeasance or covenant defeasance as may be specified for such Debt Securities; (14) if other than the Trustee, the identity of the Registrar and any Paying Agent; (15) whether such Debt Securities shall be issued in whole or in part in temporary or permanent global form and, if so,
(i) the initial Depository for such Global Securities, and (ii) if other than as provided in the Indenture, whether and the circumstance under which beneficial owners of interests in any Debt Securities in temporary or permanent global form may exchange such interests for Debt Securities and of like tenor of any authorized form and denomination; and (16) any other terms (which terms shall not be inconsistent with the provisions of the Indenture), including, without limitation, any terms which may be required by or advisable under United States laws or regulations or advisable in connection with the marketing of such Debt Securities. (Section 3.1).

  Debt Securities will be issued only in fully registered form without coupons. Debt Securities of a series may be issued in whole or in part in the form of one or more Global Securities that will be deposited with, or on behalf of, a Depository identified in the applicable Prospectus Supplement. The specific depository arrangement with respect to a series of Debt Securities or any part thereof will be described in the applicable Prospectus Supplement. Unless otherwise specified in the Prospectus Supplement, Debt Securities will be issued in denominations of $1,000 and any integral multiple thereof. (Section 3.2).

  The Indenture does not contain any provisions that would limit the ability of the Company or any of its Affiliates to incur indebtedness (secured or unsecured) or that would afford Holders of Debt Securities protection in the event of a highly leveraged transaction, restructuring, change in control, merger or similar transaction involving the Company that may adversely affect Holders of the Debt Securities.

  One or more series of Debt Securities may be sold at a substantial discount below their stated principal amount, bearing no interest or interest at a rate which at the time of issuance is below market rates ("Original Issue Discount Securities"). Special federal income tax, accounting and other considerations applicable thereto will be described in the Prospectus Supplement relating to any such Debt Securities.

CERTAIN DEFINITIONS

  The following terms are defined in the Indenture (Sections 1.1, 9.9 and 9.12).

  "Affiliate" of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, "control" when used with respect to any specified Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative to the foregoing.

  "Consolidated Net Worth" means, at any date of determination, the difference between the Company's consolidated total assets and consolidated total liabilities as shown on the Company's most recent audited consolidated financial statements prepared in accordance with generally accepted accounting principles.

  "Default" means any event which is, or after notice or passage of time, or both, would be, an Event of Default.

  "Event of Default" is defined below under "--Events of Default, Notice and Waiver".

  "Material Subsidiary" means, at any particular time, any Subsidiary that, together with any Subsidiaries of such Subsidiary (i) accounted for more than 5% of the consolidated sales of the Company for its most recently completed fiscal year, or (ii) owned more than 5% of the consolidated assets of the Company as at the end of such fiscal year, all as calculated in accordance with generally accepted accounting principles.

  "Maturity", when used with respect to any Debt Security, means the date on which the principal of such Debt Security or any installment of principal thereof becomes due and payable as therein or in the Indenture provided, whether at the Stated Maturity or by declaration of acceleration, call for redemption or otherwise.

  "Officers' Certificate" means a certificate signed by the Chairman of the Board, the President, any Executive Vice President or any Senior Vice President, signing alone, or by any Vice President signing together with the Corporate Secretary, any Assistant Secretary, the Treasurer or any Assistant Treasurer of the Company.

  "Opinion of Counsel" means a written opinion of legal counsel, who may be (a) counsel for the Company or (b) other counsel designated by the Company and who shall be acceptable to the Trustee. Any counsel for the Company may be an employee of the Company.

  "Stated Maturity", when used with respect to any Debt Security or any installment of principal thereof or interest thereon, means the date specified in such Debt Security as the fixed date on which the principal of such Debt Security or such installment of principal or interest is due and payable.

  "Subordinated Debt" means indebtedness of the Company which is by its terms made subordinate or junior in the right of payment to the Debt Securities or other indebtedness of the Company.

  "Subsidiary" means any corporation of which the Company at the time owns or controls, directly or indirectly, more than 50% of the shares of outstanding stock having general voting power under ordinary circumstances to elect a majority of the Board of Directors of such corporation (irrespective of whether or not at the time stock of any other class or classes of such corporation shall have or might have voting power by reason of the happening of any contingency).

CERTAIN COVENANTS

 LIMITATION ON LIENS

  The Company, with the exceptions listed below, will not issue, assume or guarantee any indebtedness for borrowed money (referred to in this subsection as "indebtedness") secured by a mortgage, security interest, pledge or lien ("mortgage") of or upon any of its property, owned at the date of the Indenture or thereafter acquired, unless the Debt Securities then outstanding (together with, if the Company shall so determine, any other indebtedness issued, assumed or guaranteed by the Company and then existing or thereafter created) are secured by such mortgage equally and ratably with (or, at the option of the Company, prior to) all other indebtedness secured thereby for so long as such other indebtedness shall be so secured. The term "indebtedness" as used in this subsection does not include any guarantee, cash deposit or other recourse obligation in connection with the sale, securitization or discount by the Company of finance or accounts receivable, trade acceptances or other paper arising in the ordinary course of its business.

  The foregoing covenant does not apply to (1) mortgages of or upon any property (including, without limitation, inventory) acquired, constructed or improved by, or of or upon any shares of capital stock or indebtedness acquired by, the Company after the date of the Indenture
(A) to secure the payment of all or any part of the purchase price of such property, shares of capital stock or indebtedness upon the acquisition thereof by the Company, or (B) to secure any indebtedness issued, assumed or guaranteed by the Company prior to, at the time of, or within 360 days after
(i) in the case of property, the latest of the acquisition, completion of construction (including any improvements on existing property) and commencement of commercial operation of such property or (ii) in the case of shares of capital stock or indebtedness, the acquisition of such shares of capital stock or indebtedness, which indebtedness is issued, assumed or guaranteed for the purpose of financing or refinancing all or any part of the purchase price of such property, shares of capital stock or indebtedness and, in the case of property, the cost of construction thereof or improvements thereon, provided that, in the case of any such acquisition, construction or improvement of property, the mortgage shall not apply to any property, shares of capital stock or indebtedness theretofore owned by the Company other than, in the case of any such construction or improvement, any theretofore unimproved or substantially unimproved real property on which the property so constructed or the improvement is located; (2) mortgages of or upon any property, shares of capital stock or indebtedness, which mortgages exist at the time of acquisition of such property, shares or indebtedness by the Company; (3) mortgages of or upon any property of a corporation, which mortgages exist at the time such corporation is merged with or into or consolidated with the Company or which mortgages exist at the time of a sale or transfer of the properties of a corporation as an entirety or substantially as an entirety to the Company; (4) mortgages to secure indebtedness of the Company to any Subsidiary; (5) mortgages in favor of the United States of America or any state thereof, or any department, agency or instrumentality or political subdivision of the United States of America or any state thereof, or in favor of any other country or political subdivision to secure partial, progress, advance or other payments pursuant to any contract or statute or to secure any indebtedness incurred or guaranteed for the purpose of financing or refinancing all or any part of the purchase price of the property, shares of capital stock or indebtedness subject to such mortgages, or the cost of constructing or improving the property subject to such mortgages (including, without limitation, mortgages incurred in connection with pollution control, industrial revenue or similar financings); (6) mortgages on properties financed through tax-exempt municipal obligations, provided that such mortgages are limited to the property so financed; (7) mortgages existing on the date of execution of the Indenture; and (8) any extension, renewal, substitution, refinancing, refunding or replacement (or successive extensions, renewals, substitutions, refinancings, refundings or replacements) (each a "refinancing") in whole or in part of any mortgage existing at the date of the Indenture or any mortgage referred to in the foregoing clauses (1) through
(7), inclusive, provided, however, that the principal amount of indebtedness secured thereby shall not exceed the principal amount of indebtedness so secured at the time of such refinancing plus the aggregate amount of premiums, other payments, costs and expenses required to be paid or incurred in connection with such refinancing, and that such refinancing shall be limited to all or a part of the property (plus improvements and construction on such property), shares of capital stock or indebtedness which was subject to the mortgage so extended, renewed, substituted, refinanced, refunded or replaced.

  Notwithstanding the foregoing, the Company may, without equally and ratably securing the Debt Securities, issue, assume or guarantee indebtedness secured by a mortgage not excepted by clauses (1) through (8) above, if the aggregate amount of such indebtedness, together with all other indebtedness of, or indebtedness guaranteed by, the Company existing at such time and secured by mortgages not so excepted, does not at the time exceed 10% of the Company's Consolidated Net Worth. (Section 9.9).

 OWNERSHIP OF MATERIAL SUBSIDIARY STOCK

  The Company will not take any action which would result in a decrease in the percentage (and such decrease does not result in the Material Subsidiary no longer qualifying as a Subsidiary) of the outstanding shares of stock of any Material Subsidiary owned directly or indirectly by the Company, except as the result of (a) the issuance of directors' qualifying shares, (b) the declaration and payment of patronage refunds, (c) the issuance of capital stock to members, (d) the purchase or retirement of shares with the proceeds of newly issued shares, or (e) the sale of capital stock at a price determined by the Company (which determination may be evidenced by a resolution of the Board of Directors) to be the fair value thereof and which is otherwise not restricted by the Indenture. (Section 9.10).

 TRANSACTIONS WITH AFFILIATES

  The Company will not enter into any transaction (including the purchase, sale or exchange of property or the rendering of any service) with any Affiliate of the Company or any Subsidiary, other than in the ordinary course of business and upon fair and reasonable terms taking into account the nature of the Company or the Subsidiary's business. (Section 9.11).

 PREPAYMENT OF SUBORDINATED DEBT

  The Company will not repay, prepay or purchase, redeem or otherwise acquire any or all of the Subordinated Debt, provided, however, that the Company may make (a) a regularly scheduled payment on Subordinated Debt; (b) any mandatory prepayment required under the terms of the Subordinated Debt; and (c) any other repayment or prepayment or any purchase, redemption or acquisition of such Subordinated Debt, if, after giving effect to such other repayment or prepayment or such purchase, redemption or acquisition, (i) the principal amount of all outstanding Subordinated Debt is equal to or greater than $200 million, and (ii) there are no Defaults or Events of Default under the Indenture. (Section 9.12).

 RESTRICTION ON CERTAIN PAYMENTS

  The Company may not pay any patronage refunds or any dividends on its capital stock or purchase or redeem any of its capital stock or capital credits at any time (except refunds, dividends, purchases or redemptions payable in common stock of the Company or capital credits) (any of the foregoing being referred to herein as a "Distribution") if, after giving effect to such Distribution (a) its Consolidated Net Worth would be less than $450 million, or (b) the aggregate amount of all Distributions in respect of a given fiscal year (the "Applicable Year") (whether such Distribution actually is paid or made in the Applicable Year or subsequent thereto) would exceed the greater of (i) the Company's net income for the Applicable Year or (ii) the Company's patronage earnings (i.e., member-sourced income) for the Applicable Year; provided, however, that the foregoing limitation in clause (b) above shall not apply if, after giving effect to such Distribution, the Company's Consolidated Net Worth would be $600 million or more; provided, further, however, that notwithstanding any of the foregoing limitations: (A) the Company may pay or make Distributions in respect of any Applicable Year in an aggregate amount not exceeding the greater of (1) 50% of the Company's net income for the Applicable Year or (2) 50% of the Company's patronage earnings for the Applicable Year (provided that, in any event, the Company may pay cash patronage refunds in respect of any Applicable Year to the extent necessary for the patronage distribution to be a "qualified distribution" under applicable tax law); (B) the Company may pay or make Distributions in connection with estate settlements; and (C) the Company may pay or make Distributions that arise by operation of law (including, without limitation, pursuant to a court order, judgment or decree). (Section 9.13).

 CORPORATE EXISTENCE

  Subject to "--Mergers, Consolidations and Transfers of Assets" below, the Company will preserve and keep in full force its corporate existence and rights and franchises; provided, however, that the Company may abandon or terminate any right or franchise if, in the opinion of the Company, such abandonment or termination is in the best interests of the Company and does not materially adversely affect the ability of the Company to operate its business or to fulfill its obligations under the Indenture. (Section 9.4).

 WAIVERS OF CERTAIN COVENANTS

  The Company may fail or omit in any particular instance to comply with any of the covenants set forth above in this "--Certain Covenants" subsection (other than the covenant relating to its corporate existence) with respect to any series of Debt Securities if the Company shall have obtained and filed with the Trustee prior to the time for such compliance the consent in writing of the Holders of at least a majority in principal amount of all of the Debt Securities of such series at the time Outstanding either waiving such compliance in such instance or generally waiving compliance with such covenant, but no such waiver shall extend to or affect any obligation not expressly waived or impair any right consequent thereon. (Section 9.14).

MERGERS, CONSOLIDATIONS AND TRANSFERS OF ASSETS

  The Company may merge or consolidate with or into any other corporation or sell, convey, transfer or otherwise dispose of all or substantially all of its assets to any person, firm or corporation, if: (a) (i) in the case of a merger or consolidation, the Company is the surviving corporation, or (ii) in the case of a merger or consolidation where the Company is not the surviving corporation and in the case of any such sale, conveyance or other disposition, the successor or acquiring corporation is a corporation organized and existing under the laws of the United States or a State thereof and such corporation expressly assumes by supplemental indenture all the obligations of the Company under the Debt Securities and under the Indenture; (b) immediately thereafter, giving effect to such merger or consolidation, or such sale, conveyance, transfer or other disposition, no Default or Event of Default shall have occurred and be continuing; and (c) the Company has delivered to the Trustee an Officers' Certificate and an Opinion of Counsel each stating that such merger or consolidation, or such sale, conveyance, transfer or other disposition complies with the Indenture and that all conditions precedent therein provided for relating to such transaction have been complied with. In the event of the assumption by a successor corporation of the obligations of the Company as provided in clause (a)(ii) of the immediately preceding sentence, such successor corporation shall succeed to and be substituted for the Company under the Indenture and under the Debt Securities and all obligations of the Company thereunder shall terminate. (Section 7.1).

EVENTS OF DEFAULT, NOTICE AND WAIVER

  Except as may otherwise be set forth in the applicable Prospectus Supplement, the Indenture provides that the following events are "Events of Default" with respect to any series of Debt Securities: (a) default for 30 days in the payment of any installment of interest on any Debt Security of such series; (b) default in the payment of any principal of, or premium, if any, on, any such Debt Security of such series at its Maturity, upon redemption (if applicable) or otherwise; (c) default for 60 days after written notice in the performance of any other covenant or warranty in respect of the Debt Securities of such series contained in the Indenture; (d) a default under any agreement or instrument under which there may be issued or by which there may be secured or evidenced any indebtedness for money borrowed, whether such indebtedness now exists or shall hereafter be created, having an outstanding principal amount of $10 million or more in the aggregate, which default shall have resulted in such indebtedness being declared due and payable prior to the date on which it would otherwise have become due and payable, without such declaration of acceleration having been rescinded or annulled within a period of ten days after there shall have been given, by registered or certified mail, to the Company by the Trustee, or to the Company and the Trustee by the Holders of at least 25% in aggregate principal amount of the Outstanding Debt Securities of such series, a written notice specifying such Event of Default, and stating that such notice is a "Notice of Default" under the Indenture; (e) certain events of bankruptcy, insolvency or reorganization, or court appointment of a receiver, liquidator or trustee of the Company or its property; and (f) any other Event of Default provided in or pursuant to the applicable resolution of the Board of Directors, or established in the supplemental indenture under which such series of Debt Securities is issued. (Section 5.1). No Event of Default with respect to a particular series of Debt Securities necessarily constitutes an Event of Default with respect to any other series of Debt Securities issued under the Indenture.

  Within 90 days after the occurrence of any Default with respect to any series of Debt Securities, the Trustee for such series must give the Holders of Debt Securities of such series notice of all Defaults of which it has knowledge and that have not been cured or waived. Nevertheless, the Trustee may withhold notice to the Holders of Debt Securities of any series of any Default with respect to such series if and so long as it determines that the withholding of such notice is in the interest of such Holders. (Section 6.6).

  If an Event of Default with respect to any series of Debt Securities shall have occurred and be continuing, the Trustee or the Holders of at least 25% in aggregate principal amount of the Outstanding Debt Securities of such series may, by written notice, declare the principal thereof (or, if the Debt Securities of such series are Original Issue Discount Securities, such portion of the principal amount as may be specified in the terms of such series) to be due and payable immediately. (Section 5.2).

  The Indenture contains a provision entitling the Trustee to be indemnified by the Holders of Debt Securities issued thereunder before proceeding to exercise any right or power under such Indenture at the request of any Holders. (Section 6.2). The Indenture provides that the Holders of a majority in principal amount of the Outstanding Debt Securities of any series issued thereunder may, with certain exceptions, direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred upon the Trustee, with respect to the Debt Securities of such series. (Section 5.8). The right of a Holder to institute a proceeding with respect to the Indenture is subject to certain conditions precedent, including notice and indemnity to the Trustee, but each Holder has an absolute right to the receipt of principal, premium, if any, and interest, if any, at the respective Stated Maturities of the Debt Securities (or, in the case of a redemption, on the Redemption Date) or to institute suit for the enforcement thereof. (Sections 5.9 and 5.10).

  The Holders of a majority in principal amount of the Outstanding Debt Securities of any series may, on behalf of the Holders of all such Debt Securities, waive any past default, except a default (a) in the payment of principal of, premium, if any, or interest, if any, on any Debt Securities of such series at maturity, upon redemption or otherwise, and (b) in respect of any covenant or provision of the Indenture that cannot be modified or amended without the consent of the Holder of each outstanding Debt Security affected. (Section 5.7).

  The Indenture requires the Company to furnish to the Trustee annual statements as to the fulfillment by the Company of its obligations under the Indenture. (Section 9.7).

MODIFICATION OF THE INDENTURE

  The Company and the Trustee may, at any time and from time to time, without the consent of any Holders of Debt Securities, modify and amend the Indenture, for any of the following purposes: (a) to evidence the succession of another corporation to the Company and the assumption by any such successor of the covenants of the Company under the Indenture and in the Debt Securities; (b) to add to the covenants of the Company for the benefit of the Holders of all or any series of Debt Securities (and if such covenants are to be for the benefit of less than all series of Debt Securities, stating that such covenants are expressly being included solely for the benefit of such series) or to surrender any right or power conferred by the Indenture upon the Company; (c) to add any additional Events of Default with respect to all or any series of Debt Securities; (d) to add to or change any of the provisions of the Indenture to facilitate the issuance of Debt Securities in global form; (e) to add to, change or eliminate any of the provisions of the Indenture; provided, however, that any such addition, change or elimination shall become effective only when there is no Debt Security Outstanding of any series created prior to the execution of the supplemental indenture which is entitled to the benefit of such provision; (f) to secure the Debt Securities; (g) to establish the form or terms of Debt Securities of any series as permitted by Sections 2.1 and 3.1 of the Indenture; (h) to evidence and provide for the acceptance of appointment under the Indenture by a successor Trustee with respect to the Debt

Securities of one or more series and to add to or change any of the provisions of the Indenture as shall be necessary to provide for or facilitate the administration of the trusts under the Indenture by more than one Trustee, pursuant to the requirements of Section 6.10 of the Indenture; (i) to correct or supplement any provision under the Indenture which may be inconsistent with any other provision under the Indenture or to make any other provisions with respect to matters or questions arising under the Indenture, provided such action shall not adversely affect the interests of the Holders of Debt Securities of any series issued under the Indenture in any material respect, or to cure any ambiguity or correct any mistake; and (j) to modify, eliminate or add to the provisions of the Indenture under the TIA or under any similar federal statute subsequently enacted and to add to the Indenture such other provisions as may be expressly required under the TIA. (Section 8.1).

  Modifications and amendments to the Indenture may be made by the Company and the Trustee with the consent of the Holders of a majority in principal amount of each series of Debt Securities at the time Outstanding that is affected thereby; provided, however, that no such modification or amendment may, without the consent of the Holder of each Outstanding Debt Security of such series affected thereby: (i) change the Stated Maturity of the principal of, or any installment of principal of or interest on, any Debt Security of such series, or reduce the principal amount thereof or the rate of interest thereon or any premium payable upon the redemption thereof, or reduce the amount of the principal of an Original Issue Discount Security of such series that would be due and payable upon a declaration of acceleration of the Maturity thereof pursuant to Section 5.2 of the Indenture, or impair the right to institute suit for the enforcement of any such payment on or after the Stated Maturity thereof (or, in the case of redemption, on or after the Redemption Date); (ii) reduce the percentage in principal amount of the Outstanding Debt Securities of such series, the consent of whose Holders is required for any such supplemental indenture, or the consent of whose Holders is required for any waiver (of compliance with certain provisions of the Indenture or certain defaults thereunder and their consequences) provided for in the Indenture; (iii) change any obligation of the Company to maintain an office or agency in the Place of Payment for the Debt Securities of such series where such Debt Securities may be presented or surrendered for payment, where such Debt Securities may be surrendered for registration of transfer or exchange or where notices and demands to or upon the Company may be served; or (iv) make any change in
Section 5.7 or Section 8.2(a) of the Indenture except to increase any percentage or to provide that certain other provisions of the Indenture cannot be modified or waived without the consent of the Holders of each Outstanding Debt Security of such series affected thereby. (Section 8.2).

SATISFACTION AND DISCHARGE; DEFEASANCE

  The Indenture, with respect to any series of Debt Securities (except for certain specified surviving obligations referred to below), will be discharged and canceled upon the satisfaction of certain conditions, including the following: (a) all Debt Securities of such series not theretofore delivered to the Trustee for cancellation have become due or payable, will become and due and payable at their Stated Maturity within one year, or are to be called for redemption within one year; and (b) the deposit with the Trustee of an amount sufficient to pay the principal, premium, if any, and interest to the Maturity of all Debt Securities of such series. (Section 4.1).

  The Company also may be discharged from some or all of its obligations with respect to some or all of the Debt Securities of any series at any time prior to the Stated Maturity or redemption thereof when: (a) the Company has irrevocably deposited with the Trustee, in trust, (i) money in an amount, or
(ii) if Debt Securities of such series are not subject to repayment at the option of Holders, Government Obligations which through the payment of interest and principal in respect thereof in accordance with their terms shall provide, not later than one day before the due date of any payment, money in an amount, or (iii) a combination thereof in an amount, sufficient, in the opinion of a nationally recognized firm of independent certified public accountants expressed in a written certification thereof delivered to the Trustee, to pay and discharge, and which shall be applied by the Trustee to pay and discharge, the principal of, premium, if any, and interest, if any, on such Debt Securities on the Maturity of such principal or installment of principal or interest and any mandatory sinking fund payments applicable to such Debt Securities on the day on which such payments are due and payable in accordance with the terms of the Indenture and such Debt Securities; (b) the Company has delivered to the Trustee an Opinion of Counsel to the effect that such deposit and discharge will not result in recognition by the Holders of the Debt Securities of such series of income, gain or loss for Federal income tax purposes (other than income, gain or loss which would have been recognized in like amount and at a like time absent such deposit and discharge); (c) the discharge of the Company's obligations shall not cause a Default or Event of Default under the Indenture or an event of default under any other material agreement of the Company; (d) no bankruptcy default shall occur within 90 days of the deposit; and (e) the Company has delivered to the Trustee an Opinion of Counsel as to certain other matters. (Section 4.6).

  Upon such discharge of the Company's obligations, the Holders of the Debt Securities of such series shall no longer be entitled to the benefits of the Indenture, except for the purposes of registration of transfer and exchange of the Debt Securities or replacement of lost, stolen or mutilated Debt Securities and shall look only to such deposited funds or obligations for payment. (Sections 4.1, 4.2 and 4.7).

PAYMENT AND TRANSFER

  Principal of, premium, if any, and interest, if any, on the Debt Securities of any series are to be payable at the Place of Payment for such series, which may be the Corporate Trust Office of the Trustee or any other office or agency maintained by the Company for such purposes, provided that payment of interest, if any, on Debt Securities may be made at the option of the Company by check mailed to the persons in whose names such Debt Securities are registered at the close of business on the day or days specified in the applicable Prospectus Supplement. (Sections 3.7 and 9.2).

  Debt Securities may be transferred or exchanged at the Place of Payment for such series, which may be the Corporate Trust Office of the Trustee or at any other office or agency maintained by the Company for such purposes, subject to the limitations in the Indenture, without the payment of any service charge except for any tax or governmental charge incidental thereto. (Section 3.5).

SAME-DAY SETTLEMENT

  If the accompanying Prospectus Supplement so indicates, settlement for the Debt Securities will be made by the underwriters, dealers or agents in immediately available funds and all applicable payments of principal, premium and interest on the Debt Securities will be made by the Company in immediately available funds. Secondary trading in long-term notes and debentures of corporate issuers is generally settled in clearinghouse or next-day funds. In contrast, the Debt Securities subject to settlement in immediately available funds will trade in the Depository's Same-Day Funds Settlement System until maturity, and secondary market trading activity in the Debt Securities will therefore be required by the Depository to settle in immediately available funds. No assurance can be given as to the effect, if any, of settlement in immediately available funds on trading activity in the Debt Securities.

CONCERNING THE TRUSTEE

  The Chase Manhattan Bank (National Association) is the Trustee under the Indenture. The Company maintains banking relationships in the ordinary course of business with the Trustee. Among other things, the Trustee is a lending bank under the Credit Agreement. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Financial Condition, Liquidity and Capital Resources" in the 1994 Form 10-K.

                             PLAN OF DISTRIBUTION

  The Company may sell Debt Securities to or through underwriters and also may sell Debt Securities directly to other purchasers or through agents. Such underwriters may include Goldman, Sachs & Co., or a group of underwriters represented by firms including Goldman, Sachs & Co. Goldman, Sachs & Co. also may act as agents.

  The distribution of the Debt Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

  In connection with the sale of Debt Securities, underwriters may receive compensation from the Company or from purchasers of Debt Securities for whom they may act as agents in the form of discounts, concessions or commissions. Underwriters may sell Debt Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Underwriters, dealers and agents that participate in the distribution of Debt Securities may be deemed to be underwriters, and any discounts or commissions received by them from the Company and any profit on the resale of Debt Securities by them may be deemed to be underwriting discounts and commissions, under the Securities Act. Any such underwriter or agent will be identified, and any such compensation received from the Company will be described, in the Prospectus Supplement.

  Under agreements which may be entered into by the Company, underwriters and agents who participate in the distribution of Debt Securities may be entitled to indemnification by the Company against certain liabilities, including liabilities under the Securities Act.

  If so indicated in the Prospectus Supplement, the Company will authorize underwriters or other persons acting as the Company's agents to solicit offers by certain institutions to purchase Debt Securities from the Company pursuant to contracts providing for payment and delivery on a future date. Institutions with which such contracts may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others, but in all cases such institutions must be approved by the Company. The obligations of any purchaser under any such contract will be subject to the condition that the purchase of the offered Debt Securities shall not at the time of delivery be prohibited under the laws of the jurisdiction to which such purchaser is subject. The underwriters and such other agents will not have any responsibility in respect of the validity or performance of such contracts.

                                 LEGAL MATTERS

  The validity of the Debt Securities will be passed upon for the Company by Fried, Frank, Harris, Shriver & Jacobson (a partnership including professional corporations), New York, New York. McDermott, Will & Emery, Chicago, Illinois, will serve as counsel for any underwriters or agents. McDermott, Will & Emery in the past has represented and in the future may represent the Company on other matters. McDermott, Will & Emery currently is acting as special counsel to assist the Company and its trial counsel in connection with the pending income tax litigation relating to Terra (see the May 1995 Form 10-Q). Fried, Frank, Harris, Shriver & Jacobson and McDermott, Will & Emery each will rely upon the opinion of Robert B. Terry, Esq., Vice President and General Counsel of the Company, with respect to all matters of Kansas law.

                                    EXPERTS

  The Consolidated Financial Statements and financial statement schedules of Farmland as of August 31, 1993 and 1994, and for each of the years in the three-year period ended August 31, 1994, have been incorporated by reference in this Prospectus and in the Registration Statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein and upon the authority of such firm as experts in accounting and auditing. The report of KPMG Peat Marwick LLP covering the Consolidated Financial Statements contains an explanatory paragraph concerning income tax adjustments proposed by the IRS relating to Terra.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

 NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRE-SENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES DESCRIBED IN THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SO-LICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS NOR ANY SALE MADE HEREUNDER OR THEREUNDER SHALL, UNDER ANY CIR-CUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AF-FAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN OR THEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE OF SUCH IN-FORMATION.

                                 ------------

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                                                            PAGE
                                                                            ----
Prospectus Summary........................................................   S-3
Risk Factors..............................................................   S-5
The Company...............................................................   S-7
Use of Proceeds...........................................................   S-8
Capitalization............................................................   S-9
Selected Consolidated Financial Data......................................  S-10
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................  S-12
Description of the Senior Notes...........................................  S-24
Underwriting..............................................................  S-26
Legal Matters.............................................................  S-27

                                  PROSPECTUS

Available Information.....................................................     2
Documents Incorporated by Reference.......................................     2
The Company...............................................................     3
Business..................................................................     4
Use of Proceeds...........................................................    18
Description of Debt Securities............................................    18
Plan of Distribution......................................................    28
Legal Matters.............................................................    28
Experts...................................................................    28

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                 $100,000,000

                           FARMLAND INDUSTRIES, INC.

                            % SENIOR NOTES DUE 2005

                                 ------------

                             PROSPECTUS SUPPLEMENT

                                 ------------

                             GOLDMAN, SACHS & CO.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                    PART II

                  INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION*

     SEC registration fee.............................................. $68,966
     Blue sky fees and expenses........................................   **
     Legal fees and expenses...........................................   **
     Accounting fees and expenses......................................   **
     Printing and engraving expenses...................................   **
     NYSE listing fee..................................................   5,000
     Trustee's fees and expenses.......................................   **
     Rating agency fees................................................   **
     Miscellaneous.....................................................   **
                                                                        -------
       Total........................................................... $  **
                                                                        =======

--------
 * Except for the SEC registration fee and the NYSE listing fee, all of the foregoing expenses have been estimated.
** To be inserted by amendment.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

  Section 6002(b) of Chapter 17 of the Kansas Statutes (1987), permits the following provision to be included in the articles of incorporation of the
Company: a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders, policyholders or members for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director (A) for any breach of the director's duty of loyalty to the corporation or its stockholders, policyholders or members, (B) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,
(C) under the provision of K.S.A. 17-6424 and amendments thereto, or (D) for any transaction from which the director derived an improper personal benefit. No such provision shall eliminate or limit the liability of a director for any act or omission occurring prior to the date when such provision becomes effective. All references in this subsection to a director shall be deemed also to refer to a member of the governing body of a corporation which is not authorized to issue capital stock. Section 6002(c) provides that "It shall not be necessary to set forth in the articles of incorporation any of the powers conferred on corporations by this act."

    Article VII of Articles of Incorporation of Farmland Industries, Inc. reads as follows:

                         ARTICLE VII--INDEMNIFICATION

    Section 1. Indemnification. The Association may agree to the terms and conditions upon which any director, officer, employee or agent accepts his office or position and in its bylaws, by contract or in any other manner may agree to indemnify and protect any director, officer, employee or agent of the Association, or any person who serves at the request of the Association as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, to the fullest extent permitted by the laws of the State of Kansas.

    Section 2. Limitation of Liability. Without limiting the generality of the foregoing provisions of this ARTICLE VII, to the fullest extent permitted or authorized by the laws of the State of Kansas, including, without limitation the provisions of subsection (b)(8) of Kan. Stat. Ann. Sec. 17-6002 (1981) as now in effect and as it may from time to time hereafter be amended, no person who is currently or shall hereinafter become a director of the Association shall have personal liability to the Association for monetary damages for breach of fiduciary duty as a director for any act or omission occurring subsequent to the date this provision becomes effective. If the Kansas General Corporation Code is amended after approval of this provision by the shareholders of the Association, to authorize corporate action further limiting or eliminating the personal liability of directors, then the liability of a director of the Association shall be limited or eliminated to the fullest extent permitted by the Kansas General Corporation Code, as so amended.

ITEM 16. EXHIBITS

 1    --Form of Underwriting Agreement *
 4.1  --Form of Indenture between the Company and The Chase Manhattan Bank
       (National Association), as trustee
 4.2  --Form of Senior Note
 5.1  --Opinion of Fried, Frank, Harris, Shriver & Jacobson, counsel to the
       Company, as to the legality of the securities being offered *
 5.2  --Opinion of Robert B. Terry, Esq., General Counsel to the Company, as to
       certain litigation matters *
 12   --Statement regarding computation of ratio of earnings to fixed charges
 23.1 --Consent of KPMG Peat Marwick LLP
 23.2 --Consent of Fried, Frank, Harris, Shriver & Jacobson (included in
       Exhibit 5.1) *
 23.3 --Consent of Robert B. Terry, Esq. (included in Exhibit 5.2) *
 23.4 --Consent of Bryan Cave
 24   --Powers of Attorney for the Company relating to subsequent amendments
       (included on pages II-4 through II-6 of the Registration Statement)
 25   --Form T-1 Statement of Eligibility Under Trust Indenture Act of 1939 of
       The Chase Manhattan Bank (National Association)

--------
* To be filed by amendment.

ITEM 17. UNDERTAKINGS

  (a) The undersigned registrant (the "Registrant") hereby undertakes:

    (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

      (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

      (ii) To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement; notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) under the Securities Act of 1933 if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement; and

      (iii) To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement;

provided, however, that the undertakings set forth in paragraphs (1)(i) and
(ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this Registration Statement.

    (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

  (b) The Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Company's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions permitted under Item 15 above or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted against the Registrant by such director, officer or controlling person in connection with the securities being registered hereby, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by them is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

  (d) The Registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
  (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this Registration Statement as of the time it was declared effective.

    (2) For the purpose of determining any liabilities under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-3 AND HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF KANSAS CITY, STATE OF MISSOURI, ON THE 10TH DAY OF AUGUST, 1995.

                                          Farmland Industries, Inc.

                                                     /s/ H.D. Cleberg
                                          By __________________________________
                                             H.D. CLEBERG, PRESIDENT AND CHIEF
                                                     EXECUTIVE OFFICER

  KNOW ALL MEN BY THESE PRESENTS, that each person whose name appears below constitutes and appoints Robert B. Terry and John F. Berardi, and each of them, his true and lawful attorney-in-fact and agent with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, as well as any related registration statement (or amendment thereto) filed pursuant to Rule 462(b) promulgated under the Securities Act of 1933, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

  This Power of Attorney may be executed in multiple counterparts, each of which shall be deemed an original, but which taken together shall constitute one instrument.

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.

             SIGNATURES                        TITLE                 DATE

        /s/ Albert J. Shivley          Chairman of the         August 10, 1995
-------------------------------------   Board of Directors
          ALBERT J. SHIVLEY

          /s/ H.D. Cleberg             President, Chief        August 10, 1995
-------------------------------------   Executive Officer
            H.D. CLEBERG                and Director
                                        (Principal
                                        Executive Officer)

          /s/ Otis H. Molz             Vice Chairman, Vice     August 10, 1995
-------------------------------------   President and
            OTIS H. MOLZ                Director

             SIGNATURES                         TITLE                DATE
        /s/ Lyman Adams, Jr.            Director               August 10, 1995

-------------------------------------
          LYMAN ADAMS, JR.

       /s/ Ronald J. Amundson           Director               August 10, 1995
-------------------------------------
         RONALD J. AMUNDSON

       /s/ Baxter Ankerstjerne          Director               August 10, 1995
-------------------------------------
         BAXTER ANKERSTJERNE

           /s/ Jody Bezner              Director               August 10, 1995
-------------------------------------
             JODY BEZNER

        /s/ Richard L. Detten           Director               August 10, 1995
-------------------------------------
          RICHARD L. DETTEN

          /s/ Steven Erdman             Director               August 10, 1995
-------------------------------------
            STEVEN ERDMAN

          /s/ Warren Gerdes             Director               August 10, 1995
-------------------------------------
            WARREN GERDES

          /s/ Ben Griffith              Director               August 10, 1995
-------------------------------------
            BEN GRIFFITH
          /s/ Gail D. Hall              Director               August 10, 1995

-------------------------------------
            GAIL D. HALL

         /s/ Jerome Heuertz             Director               August 10, 1995
-------------------------------------
           JEROME HEUERTZ

          /s/ Barry Jensen              Director               August 10, 1995
-------------------------------------
            BARRY JENSEN

             SIGNATURES                         TITLE                DATE

          /s/ Greg Pfenning             Director               August 10, 1995
-------------------------------------
            GREG PFENNING

         /s/ Vonn Richardson            Director               August 10, 1995
-------------------------------------
           VONN RICHARDSON

          /s/ Monte Romohr              Director               August 10, 1995
-------------------------------------
            MONTE ROMOHR

           /s/ Joe Royster              Director               August 10, 1995
-------------------------------------
             JOE ROYSTER

         /s/ Paul Ruedinger             Director               August 10, 1995
-------------------------------------
           PAUL RUEDINGER

       /s/ Raymond J. Schmitz           Director               August 10, 1995
-------------------------------------
         RAYMOND J. SCHMITZ

      /s/ Theodore J. Wehrbein          Director               August 10, 1995
-------------------------------------
        THEODORE J. WEHRBEIN

         /s/ Robert Zinkula             Director               August 10, 1995
-------------------------------------
           ROBERT ZINKULA

         /s/ John F. Berardi            Executive Vice         August 10, 1995
-------------------------------------    President and Chief
           JOHN F. BERARDI               Financial Officer
                                         (Principal
                                         Financial Officer)

           /s/ Merl Daniel              Vice President and     August 10, 1995
-------------------------------------    Controller
             MERL DANIEL                 (Principal
                                         Accounting Officer)

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ----------------

                                    EXHIBITS
                                       TO
                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                               ----------------

                           FARMLAND INDUSTRIES, INC.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                 EXHIBIT INDEX

 EXHIBIT
 NUMBER                        DOCUMENT DESCRIPTION
 -------                       --------------------
  1      --Form of Underwriting Agreement *
  4.1    --Form of Indenture between the Company and The Chase Manhattan
          Bank (National Association), as trustee
  4.2    --Form of Senior Note
  5.1    --Opinion of Fried, Frank, Harris, Shriver & Jacobson, counsel to the Company, as to the legality of the securities being offered *
  5.2    --Opinion of Robert B. Terry, Esq., General Counsel to the
          Company, as to certain litigation matters *
  12     --Statement regarding computation of ratio of earnings to fixed charges
  23.1   --Consent of KPMG Peat Marwick
  23.2   --Consent of Fried, Frank, Harris, Shriver & Jacobson (included in Exhibit 5.1) *
  23.3   --Consent of Robert B. Terry, Esq. (included in Exhibit 5.2) *
  23.4   --Consent of Bryan Cave
  24     --Powers of Attorney for the Company relating to subsequent amendments (included on pages II-4 through II-6 of the
          Registration Statement)
  25     --Form T-1 Statement of Eligibility Under Trust Indenture Act of
          1939 of The Chase Manhattan Bank (National Association)

--------
* To be filed by amendment.